UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

WORLD POINT TERMINALS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

9819G107

(CUSIP Number)

Steven G. Twele

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 9819G107
1.	Name of Reporting Person: World Point Terminals, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 22,908,514 (1) 8. Shared Voting Power: 0 9. Sole Dispositive Power: 22,908,514 (1) 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: CO

(1)	Includes 6,423,007 Common Units of the Issuer held directly by World Point Terminals, Inc. (“World Point”) and 16,485,507 Subordinated Units of the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point is the sole member.
(2)	Based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Dropdown Contribution Agreement (as defined in Item 3).

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CUSIP No.: 9819G107
1.	Name of Reporting Person: CPT 2010, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 16,485,507 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 16,485,507 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,485,507 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 47.3% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 16,485,507 Subordinated Units of the Issuer held directly by CPT 2010, of which World Point is the sole member.
(2)	Based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Dropdown Contribution Agreement (as defined in Item 3).

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CUSIP No.: 9819G107
1.	Name of Reporting Person: The Novelly Dynasty Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 22,908,514 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 22,908,514 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Subordinated Units held directly by CPT 2010. The Novelly Dynasty Trust and Novelly Family Trust (together, the “Novelly Trusts”) collectively own a controlling interest in World Point and as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(2)	Based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Dropdown Contribution Agreement (as defined in Item 3).

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CUSIP No.: 9819G107
1.	Name of Reporting Person: The Novelly Family Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 22,908,514 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 22,908,514 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Subordinated Units held directly by CPT 2010. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(2)	Based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Dropdown Contribution Agreement (as defined in Item 3).

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CUSIP No.: 9819G107
1.	Name of Reporting Person: Apex Oil Company, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex Oil Company, Inc. (“Apex”), of which Apex Holding Co. (“Apex Holding”) is the sole shareholder.
(2)	Based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Dropdown Contribution Agreement (as defined in Item 3).

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CUSIP No.: 9819G107
1.	Name of Reporting Person: Apex Holding Co.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: CO

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Contribution Agreement (as defined in Item 3).

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CUSIP No.: 9819G107
1.	Name of Reporting Person: Paul A. Novelly
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 855,000 (1) 8. Shared Voting Power: 1,550,000 (2) 9. Sole Dispositive Power: 855,000 (1) 10. Shared Dispositive Power: 1,550,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,405,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.9% (3)
14.	Type of Reporting Person: IN

(1)	Includes 855,000 Common Units of the Issuer indirectly owned by Paul A. Novelly through St. Albans Global Management, LLLP, a Delaware limited liability limited partnership (“Global”), of which Mr. Novelly is the chairman and chief executive officer. Mr. Novelly also serves as the president of the general partner of Global.
(2)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(3)	Based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Contribution Agreement (as defined in Item 3).

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Item 1.	Security and Issuer

This Schedule 13D relates to common units representing limited partner interests (the “Common Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

Subordinated units representing limited partner interests of the Issuer (“Subordinated Units”) may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period, as defined in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), and other circumstances as noted in the Partnership Agreement.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by World Point Terminals, Inc., a Delaware corporation, the Novelly Dynasty Trust, a Missouri trust, the Novelly Family Trust, a Missouri trust, Apex Oil Company, Inc., a Missouri corporation, Apex Holding Co., a Missouri corporation, and Paul A. Novelly. World Point is the sole member of CPT 2010 and the Novelly Trusts collectively own a controlling interest in World Point. Apex Holding is the sole stockholder of Apex and Mr. Novelly is the sole director of Apex Holding. Each of the foregoing is referred to collectively as the “Reporting Persons.”

(b)	The business address of each of the Reporting Persons is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

(c)	The principal business of the Reporting Persons is the supply, storage, distribution and marketing of refined petroleum products and the investment in entities involved in such activities. Mr. Novelly’s principal occupation is Chief Executive Officer of Apex Oil Company, Inc.

(d)-(e)	During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Novelly is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein. Except as otherwise noted on Schedule I, none of the Listed Persons have any beneficial interest in any Common Units. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the initial public offering (the “IPO”) of 10,062,500 Common Units in the Issuer on August 14, 2013, World Point was the owner of a 100% limited partner interest in the Issuer. At the closing of the IPO, the following transactions, among others, occurred pursuant to the Contribution, Conveyance and Assumption Agreement, dated August 14, 2013 (the “IPO Contribution Agreement”), by and among the Issuer, World Point, CPT 2010, WPT GP, LLC, a Delaware limited liability company and the general partner of the Issuer (“WPT GP”), and Center Point Terminal Company, LLC, a Delaware limited liability company (the “Operating Company”):

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•	CPT 2010 contributed, as a capital contribution, a limited liability company interest in the Operating Company in exchange for (a) 6,423,007 Common Units, and (b) 16,485,507 Subordinated Units representing a 69.5% limited partner interest in the Issuer; and

•	WPT GP maintained its 0.0% non-economic general partner interest in the Issuer.

In addition, on September 5, 2014, the 6,423,007 Common Units obtained by CPT 2010 in connection with the IPO Contribution Agreement were transferred to World Point, the sole member of CPT 2010.

On December 16, 2014, Apex, Petroleum Fuel & Terminal Company, a wholly owned subsidiary of Apex (“PF&T”), and the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the “Dropdown Contribution Agreement”). Pursuant to the Dropdown Contribution Agreement, Apex, through PF&T, contributed, as a capital contribution, a terminal facility located in Greensboro, NC in exchange for 1,550,000 Common Units of the Issuer. Such Common Units were issued to Apex on January 1, 2015 in connection with the closing of the Dropdown Contribution Agreement.

References to, and descriptions of, the IPO Contribution Agreement as set forth in this Item 3 are qualified in their entirety by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-36049) filed with the Securities and Exchange Commission on August 20, 2013, which is incorporated in its entirety in this Item 3. References to, and descriptions of, the Dropdown Contribution Agreement as set forth in this Item 3 are qualified in their entirety by reference to Exhibit B filed with this Schedule 13D, which is incorporated in its entirety in this Item 3.

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Item 4.	Purpose of Transaction

World Point, CPT 2010 and the Novelly Trusts filed a Schedule 13G on February 10, 2014 reporting their aggregate beneficial ownership of 6,423,007 Common Units and 16,485,507 Subordinated Units, representing approximately 69.3% of the Issuer’s then outstanding limited partner interests. Between the date of the Schedule 13G and December 31, 2014, CPT 2010 transferred the 6,423,007 Common Units it held to World Point. On January 1, 2015, Apex acquired 1,550,000 Common Units which necessitated the inclusion of Apex, Apex Holding and Mr. Novelly as Reporting Persons under a Schedule 13D. Subsequent to January 1, 2015, the Reporting Persons have not acquired or disposed of any Common Units or Subordinated Units. This Schedule 13D reports all of the Common Units and Subordinated Units previously reported on the Schedule 13G and the additional Common Units acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons’ aggregate beneficial ownership to 8,828,007 Common Units and 16,485,507 Subordinated Units, or approximately 72.6% of the Issuer’s current outstanding limited partner interests.

The Reporting Persons acquired the Common Units and Subordinated Units described in this Schedule 13D as consideration for the contribution of assets to the Issuer and, in the case of Common Units indirectly owned by Mr. Novelly, for general investment purposes. However, the Reporting Persons may be deemed to control the Issuer by virtue of World Point’s ownership of WPT GP, which is responsible for the management of the Issuer as its general partner. World Point appoints the board of WPT GP pursuant to the Amended and Restated Limited Liability Company Agreement of WPT GP (the “LLC Agreement”). Therefore, through the right to manage WPT GP, the Reporting Persons have the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Persons’ investment.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending upon overall market conditions, the performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Units and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. Mr. Novelly already serves as the Chairman of World Point, which controls WPT GP, the general partner of the Issuer. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Shares by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or “blue sky” laws.

Except as noted above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 16,825,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of November 12, 2014, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 12, 2014, plus the 1,550,000 Common Units issued by the Issuer on January 1, 2015 pursuant to the Dropdown Contribution Agreement. The number of units the Reporting Persons have power to vote or power to dispose or to direct the disposition of below is based on the assumption of all Subordinated Units being converted into Common Units.

1.	World Point Terminals, Inc.
a.	Amount beneficially owned: 6,423,007 Common Units and 16,485,507 Subordinated Units
b.	Percent of class: 65.7%

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c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 22,908,514
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 22,908,514
iv.	Shared power to dispose or to direct the disposition of: 0

2.	CPT 2010, LLC
a.	Amount beneficially owned: 16,485,507 Subordinated Units
b.	Percent of class: 47.3%
c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 16,485,507
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 16,485,507

3.	The Novelly Dynasty Trust
a.	Amount beneficially owned: 6,423,007 Common Units and 16,485,507 Subordinated Units
b.	Percent of class: 65.7%
c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 22,908,514
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 22,908,514

4.	The Novelly Family Trust
a.	Amount beneficially owned: 6,423,007 Common Units and 16,485,507 Subordinated Units
b.	Percent of class: 65.7%
c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 22,908,514
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 22,908,514

5.	Apex Oil Company, Inc.
a.	Amount beneficially owned: 1,550,000 Common Units
b.	Percent of class: 4.4%
c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,550,000
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,550,000

6.	Apex Holding Co.
a.	Amount beneficially owned: 1,550,000 Common Units
b.	Percent of class: 4.4%
c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 1,550,000
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 1,550,000

7.	Paul A. Novelly
a.	Amount beneficially owned: 2,405,000 Common Units
b.	Percent of class: 6.9%
c.	Number of units as to which the person has:
i.	Sole power to vote or to direct the vote: 855,000
ii.	Shared power to vote or to direct the vote: 1,550,000
iii.	Sole power to dispose or to direct the disposition of: 855,000
iv.	Shared power to dispose or to direct the disposition of: 1,550,000

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After giving effect to the transactions described in Item 3, (i) CPT 2010 is the direct holder of 16,485,507 Subordinated Units, (ii) World Point is the direct holder of 6,423,007 Common Units (iii) Apex is the direct holder of 1,550,000 Common Units and (iv) Paul A. Novelly is the indirect holder of 855,000 Common Units.

World Point is the sole member of CPT 2010 and therefore indirectly beneficially owns the Subordinated Units held by CPT 2010. The Novelly Dynasty Trust and the Novelly Family Trust collectively own a controlling interest in World Point and therefore may be deemed to indirectly beneficially own the Common Units and Subordinated Units beneficially owned by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point.

Apex Holding is the sole shareholder of Apex and therefore indirectly beneficially owns the Common Units held by Apex. No shareholder of Apex Holding has a majority interest in Apex Holding, and, as such, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding. Paul A. Novelly is the sole director and Chief Executive Officer of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.

(c)	Except as set forth in Item 3 of this Schedule 13D, neither the Reporting Persons nor any person listed on Schedule I have effected any transactions in the Issuer’s Common Units within the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units reported on the cover pages of this Schedule 13D and in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the IPO Contribution Agreement and the Dropdown Contribution Agreement provided or incorporated by reference in Item 3 is hereby incorporated in this Item 6 by reference.

The Reporting Persons’ Common Units are subject to registration rights granted by the Issuer pursuant to the First Amended and Restated Limited Partnership Agreement of the Issuer, dated August 14, 2013 (the “Partnership Agreement”), by and among the Issuer, WPT GP and World Point. The Partnership Agreement also contains various provisions allowing WPT GP to control the Issuer as its general partner and other provisions regarding cash distributions, issuance of additional Common Units, limited partner voting rights and limited call rights. References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to Exhibit 3.1 of the Issuer’s current report on Form 8-K (File No. 001-36049) filed with the Securities and Exchange Commission on August 20, 2013, which is incorporated by reference in its entirety in this Item 6.

World Point appoints the board of WPT GP pursuant to the LLC Agreement. The LLC Agreement is incorporated in its entirety in this Item 6 by reference to Exhibit D filed with this Schedule 13D.

Aside from the agreements described above, none of the Reporting Persons nor any person named in Schedule I have entered into any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer. Certain of the Reporting Persons have other commercial arrangements with the Issuer, unrelated to securities of the Issuer, which are described in the Issuer’s Annual Report on Form 10-K.

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Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
A	Contribution Agreement, dated as of August 14, 2013, by and among World Point Terminals, LP , World Point Terminals, Inc., CPT 2010, LLC, WPT GP, LLC and Center Point Terminal Company, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2013 (File No. 001-36049)).
B	Contribution Agreement, dated as of December 16, 2014, by and among Apex Oil Company, Inc., Petroleum Fuel & Terminal Company and World Point Terminals, LP.
C	First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, dated as of August 14, 2013, by and between WPT GP, LLC and World Point Terminals, Inc. (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2013 (File No. 001-36049)).
D	Amended and Restated Limited Liability Company Agreement of WPT GP, LLC, dated as of August 14, 2013.

14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2015

World Point Terminals, Inc.

/s/ Steven G. Twele
By:	Steven G. Twele
Its:	Chief Financial Officer

CPT 2010, LLC

/s/ Steven G. Twele
By:	Steven G. Twele
Its:	Chief Financial Officer

The Novelly Dynasty Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

The Novelly Family Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

Apex Oil Company, Inc.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

15

Apex Holding Co.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Paul A. Novelly

/s/ Paul A. Novelly

16

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of March 26, 2015.

World Point Terminals, Inc.

/s/ Steven G. Twele
By:	Steven G. Twele
Its:	Chief Financial Officer

CPT 2010, LLC

/s/ Steven G. Twele
By:	Steven G. Twele
Its:	Chief Financial Officer

The Novelly Dynasty Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

The Novelly Family Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

Apex Oil Company, Inc.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

17

Apex Holding Co.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Paul A. Novelly

/s/ Paul A. Novelly

18

Schedule I

Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: WORLD POINT TERMINALS, INC.

Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chairman	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,405,000
Donald C. Bedell (3) (4)	Director	731 N. Main St., Sikeston, MO 63801	Chairman of the Board – Castle Partners	United States	15,600
C. Louis Graziadio, III (3) (4) (5)	Director	149 Palos Verdes Blvd., Suite G Redondo Beach, CA 90277	President and Chief Executive Officer – Second Southern Corp.	United States	60,500
John F. Grundhoffer (3) (4)	Director	200 S Sixth Street, Suite 1160 Minneapolis, MN 55402	Private Investor	United States	20,000
Robert G. Jennings (6)	Director	17 Prospect Heights Canmore, AB T1W252	Private Investor	Canada	10,000
Edwin A. Levy (3) (4) (7)	Director	366 Madison Avenue, 14th Floor, New York, NY 10017	Advisor – Levy Harkins & Co, Inc.	United States	18,562
Frank E. Walsh (3) (6) (8)	Director	330 South Street Morristown, NJ 07962	Manager – Jupiter Capital Management Partners, LLC	United States	24,000
Steven G. Twele (3) (9)	Vice President and Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	3,516
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000

(1)	The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of the Issuer’s general partner, WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by the Parent and/or the Trusts.

19

(2)	Includes 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein.

(3)	Messrs. Bedell, Graziadio, Grundhoffer, Levy, Walsh and Twele own minority interests in World Point. Each of them disclaims beneficial ownership of securities of the Issuer held by World Point.

(4)	Includes 10,000 restricted Common Units granted from the Issuer’s Long Term Incentive Plan (the “LTIP”) of which one-third vested on September 24, 2014 and one third will vest on each of September 24, 2015 and 2016.

(5)	Includes 700 units held by M. Graziadio’s spouse; 5,600 units held by Mr. Graziadio’s minor children; 5,000 units held by the Graziadio Dynasty Trust II f/b/o G. Louis Graziadio III, a trust established by Mr. Graziadio as to which he is both a trustee and a beneficiary; 28,000 units held by the Graziadio Family Trust, u/d/t 10/13/75 (“GFT”), an irrevocable trust established by Mr. Graziadio for the benefit of his children. Mr. Graziadio is neither a trustee nor a beneficiary of GFT and disclaims beneficial ownership of the shares owned by GFT; 2,000 units held by Ginarra Partners, L.L.C., a California limited liability company (“Partners”), which is majority owned by GFT. The remaining equity interest in Partners is owned by Gina-Carra Partnership (“Gina-Carra”), a limited partnership of which Mr. Graziadio is the Trustee of each of the general partners, which are trusts for the benefit of Mr. Graziadio's children. Mr. Graziadio disclaims beneficial ownership of the shares owned by Partners, except to the extent of any pecuniary interest therein; and 5,000 units held by Gina-Carra Partnership, consisting of trusts for the benefit of Mr. Graziadio's children.

(6)	Includes 10,000 restricted Common Units granted from the LTIP which will vest on September 24, 2016.

(7)	Includes 4,281 Common Units held by the Edwin Levy Irrevocable Trust (the “E.L. Trust”), as to which Mr. Levy serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the E.L. Trust, except to the extent of his pecuniary interest therein; and 4,281 Common Units held by the Carolyn Levy Irrevocable Trust (the “C.L. Trust”), as to which the Mr. Levy's spouse serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the C.L. Trust, except to the extent of his pecuniary interest therein.

(8)	Includes 14,000 Common Units held by the WFT 2005 Trust, as to which Mr. Walsh is not a trustee, but is a beneficiary. Mr. Walsh disclaims beneficial ownership of the securities held by the WFT 2005 Trust, except and to the extent of his pecuniary interest therein.

(9)	Mr. Twele is vice president and chief financial officer of WPT GP, vice president of Global, and a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

REPORTING PERSON: THE NOVELLY DYNASTY TRUST

Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	3,516
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0

20

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is vice president and chief financial officer of WPT GP, vice president of Global, and a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

REPORTING PERSON: THE NOVELLY FAMILY TRUST

Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	3,516
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except and to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is vice president and chief financial officer of WPT GP, LLC, vice president of Global, and a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

21

REPORTING PERSON: APEX OIL COMPANY, INC.

Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,405,000
Jeffery H. Call (3)	Director/President	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – Apex Oil Company, Inc.	United States	64,391
Edwin L. Wahl (3)	Director/Vice President	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President – Apex Oil Company, Inc.	United States	53,917
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0
Christine H. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc.	United States	1,200
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000
Janet L. Campbell	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Manager – Apex Oil Company, Inc.	United States	0

(1)	The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in Parent and as such, may be deemed to indirectly own the securities held by Parent. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)	Includes 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.

(3)	Messrs. Call, Wahl, and Schmitt own minority interests in World Point. Each of them disclaims beneficial ownership of securities of the Issuer held by World Point.

22

REPORTING PERSON: APEX HOLDING CO.

Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/President & Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	855,000
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0
Christine M. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc	United States	1,200
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000

(1)	The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in Parent and as such, may be deemed to indirectly own the securities held by Parent. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)	Includes 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns a minority interest in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point.

23

  Exhibit B

CONTRIBUTION AGREEMENT

by and among

APEX OIL COMPANY, INC.,

PETROLEUM FUEL & TERMINAL COMPANY,

WORLD POINT TERMINALS, LP,

and

CENTER POINT TERMINAL COMPANY, LLC

Dated as of December 16, 2014

i

ii

iii

TABLE OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A – Description of Real Property

Exhibit B – Terminal Permits/Contracts

Exhibit C – Inventories

Exhibit D – Form of Special Warranty Deed

Exhibit E – Form of Bill of Sale

Exhibit F – Form of Terminal Contracts Assignment and Assumption Agreements

Schedules

World Point Disclosure Schedules

Schedule 3.4 – No Conflict; Required Filings and Consents

PF&T Disclosure Schedules

Schedule 2.5 – Environmental Responsibilities Addendum

Schedule 2.6 – Form of Amendment to Terminaling Services Agreement

Schedule 4.3 – No Conflict; Required Filings and Consents

Schedule 4.5 – Licenses, Permits

Schedule 4.6 – Litigation, Laws and Regulations

Schedule 4.9 – Environmental Matters

iv

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT, dated as of December 16, 2014 (this “Agreement”), is by and among Apex Oil Company, Inc., a Missouri corporation (“Apex”), Petroleum Fuel & Terminal Company, a Missouri corporation and a wholly owned subsidiary of Apex (“PF&T”), World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), and Center Point Terminal Company, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Partnership (“Center Point”).

RECITALS

A.        PF&T desires to contribute, transfer, assign and convey to the Partnership in accordance with the terms of this Agreement, and the Partnership desires to acquire from PF&T in accordance with the terms of this Agreement, the Terminal Assets (as defined below) (such transaction being the “Contribution ”).

B.        The Conflicts Committee has previously (i) received a fairness opinion from its financial advisor as to the consideration to be paid by the Partnership in consideration of the Contribution and (ii) found the Contribution to be fair and reasonable to, and in the best interest of, the Partnership and its public holders of Common Units and recommended that the board of directors of WPT GP, LLC (the “Board of Directors”) approve the Contribution and this Agreement, and, subsequently, the Board of Directors has approved the Contribution and this Agreement.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1      Certain Defined Terms.  For purposes of this Agreement:

“Adverse Consequences” means all actions, hearings, charges, complaints, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs (including court costs and investigative and remedial costs), amounts paid in settlement, liabilities, obligations, Taxes, liens, losses, fees and expenses (including reasonable attorneys’ and accountants’ fees).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. Notwithstanding current and/or future factual circumstances relating to some common ownership and elements of control as may exist among all the Parties, for purposes of this Agreement: (1) Center Point is an Affiliate and Subsidiary of the Partnership, (2) PF&T is an Affiliate and Subsidiary of Apex, (3) Neither Center Point nor the Partnership is an Affiliate or Subsidiary of Apex or PF&T, and (4) Neither Apex nor PF&T is an Affiliate or Subsidiary of Center Point or the Partnership.

“Amendment to Terminaling Services Agreement” has the meaning set forth in Section 2.6.

“Ancillary Agreements” means all agreements, documents and instruments required to be delivered by any Party hereto or its Affiliates pursuant to or in connection with this Agreement or the transactions contemplated hereby, including the Conveyance Documents, the Amendment to Terminaling Services Agreement, the Environmental Responsibilities Addendum and any customary closing affidavits or certificates.

“Apex” has the meaning set forth in the preamble.

“Apex Protected Parties” has the meaning set forth in Section 8.1(b).

“Applicable Law” means any law or administrative rule or regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree that relates to a party in a particular context.

“Board of Directors” has the meaning set forth in the recitals.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Applicable Law to be closed in the City of Greensboro, North Carolina.

“Center Point” has the meaning set forth in the preamble.

“CERCLA” means Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Closing” has the meaning set forth in Section 2.7.

“Closing Date” has the meaning set forth in Section 2.7.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the United States Securities and Exchange Commission.

“Common Units” has the meaning given to such term in the World Point Partnership Agreement.

“Conflicts Committee” means the Conflicts Committee of the Board of Directors of WPT GP, LLC.

“Consideration” means 1,550,000 Common Units.

2

“Contribution” has the meaning set forth in the recitals.

“control,” including the terms “controlled by” and “ under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Conveyance Documents” has the meaning set forth in Section 6.3(a).

“Disclosure Schedules” means the PF&T Disclosure Schedules or the World Point Disclosure Schedules, as the context requires.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Environmental Claims” has the meaning set forth in the Environmental Responsibilities Addendum attached as Schedule 2.5.

“Environmental Laws” means, all federal, state, and local laws, statutes, rules, regulations, ordinances, judgments, codes, injunctions, decrees, Environmental Permits and other legally enforceable requirements and rules of common law relating to (a) pollution or protection of the environment or natural resources, (b) any Release or threatened Release of, or any exposure of any Person or property to, any Hazardous Substance and (c) the generation, manufacture, processing, distribution, use, treatment, storage, transport or handling of any Hazardous Substance, including, without limitation, CERCLA, the Superfund Amendments Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Oil Pollution Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act and other environmental conservation and protection laws, each as amended through and existing as of the Closing Date.

“Environmental Permits” means all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or authorizations of any Governmental Authority under any Environmental Law.

“Environmental Responsibilities Addendum” has the meaning set forth in Section 2.5.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

3

“Excluded Assets” means any assets of PF&T that are not included within the Terminal Assets including (a) cash and cash equivalents of PF&T or its Affiliates, (b) the claims of PF&T under its insurance policies of every nature and description including any refundable premiums relating to such policies, and (c) all accounts receivable and payable of PF&T or its Affiliates existing on and attributable to any period prior to the Closing with respect to the Terminal Facility and any rights to refunds of sums paid by or on behalf of PF&T or its Affiliates prior to the Closing, (d) any property of any type not currently located at or about the Terminal Facility, including computer systems located at PF&T’s headquarters facility, (e) any property (including hydrocarbons) owned by customers (including Apex in its capacity as a customer), contractors or other third parties located in, on, or at the Terminal Facility, and (f) any right to use the “Petroleum Fuel & Terminal Company”, “PF&T” or “Apex Oil Company” names, logos, trademarks, servicemarks or designs.

“Fixed Assets”: see the definition of Terminal Assets.

“GAAP” means United States generally accepted accounting principles and practices as in effect on the date hereof.

“Governmental Authority” means any federal, state, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Hazardous Substance” means (a) any substance that is designated, defined or classified as a hazardous waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Laws, including, without limitation, any hazardous substance as such term is defined under CERCLA and further including lead-based containing paints or coatings, (b) petroleum, petroleum products, natural gas, crude oil, gasoline, fuel oil, motor oil, waste oil, diesel fuel, jet fuel and other petroleum hydrocarbons, whether refined or unrefined, and (c) radioactive materials, asbestos, whether in a friable or a non-friable condition, and polychlorinated biphenyls.

“Indemnified Party” has the meaning set forth in Section 8.2(a).

“Indemnifying Party” has the meaning set forth in Section 8.2(a).

“Knowledge” means, in the case of World Point or Center Point, the actual knowledge of Steven G. Twele or Kenneth E. Fenton, and, in the case of Apex or PF&T, the actual knowledge of Christopher J. Schmitt or Kenneth E. Fenton, in each case after due inquiry.  For purposes of the foregoing definition, “due inquiry” shall mean (i) a reasonable investigation of documents in the files of such Party, (ii) reasonable inquiry of those officers of, or Persons performing similar functions for, such Party who have responsibility for the matter as to which a particular representation or warranty relates and (iii) a review with the principal accounting, tax and legal advisors of such Party with respect to all relevant matters covered by the representations and warranties of such Party.

“Inventories”: see the definition of Terminal Assets.

“lien” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

4

“Material Adverse Effect” means, with respect to World Point or Center Point, on the one hand, or Apex or PF&T, on the other hand, a material adverse effect on or material adverse change in (i) the assets, liabilities, financial condition or results of operation of such Person, taken as a whole or (ii) the ability of such Person to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Nonassignable Assets” has the meaning set forth in Section 2.3.

“Notice” has the meaning set forth in Section 9.5.

“Omnibus Agreement” means that certain Omnibus Agreement dated as of August 14, 2013 among Apex, World Point Terminals, Inc., the Partnership, WPT GP, LLC, CPT 2010, LLC and Center Point.

“Partnership SEC Documents” has the meaning set forth in Section 3.5.

“Party” means any of Apex, PF&T, Center Point or the Partnership and “Parties” refers to those entities collectively.

“Permits” means licenses, permits, agreements, and authorizations issued or granted or waived by Governmental Authorities that are necessary for the conduct of a Party’s business as now being conducted.

“Permitted Liens” means (i) such liens, encumbrances, claims, easements or other matters set forth in Schedule B-II of that certain Commitment for Title Insurance issued on October 9, 2014 by Fidelity National Title Insurance Company, commitment no. 14GB098832, (ii) immaterial defects and irregularities in title, encumbrances, exceptions and other matters that, singularly or in the aggregate, will not materially interfere with the ownership, use, value, operation or maintenance of the Terminal Facility; (iii) liens for Taxes that are not due and payable; (iv) pipeline, utility and similar easements and other rights in respect of operations, provided that such easements and other rights will not materially interfere with the ownership, use, value, operation or maintenance of the Terminal Facility; (v) any encroachments or encumbrances shown or that would be ascertained by a current and accurate survey and inspection of the Terminal Facility, (vi) all restrictions on the use of the Terminal Facility arising as a result of the application of zoning and similar laws, and (vii) any other matters approved by PF&T in writing.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“PF&T” has the meaning set forth in the preamble.

“PF&T Disclosure Schedules” has the meaning set forth in Article IV.

5

“Post-Closing Period” has the meaning given in Section 5.8(c).

“Pre-Closing Period” has the meaning given in Section 5.8(c).

“Real Property”: see the definition of Terminal Assets.

“Release” has the meaning set forth in 42 U.S.C. § 9601(22).

“Representatives” means, with respect to any Person, officers, directors, managers, members, general partners, principals, employees, advisors, attorneys, auditors, agents, bankers and other representatives of such Person.

“Retained Liabilities” has the meaning set forth in Section 2.5.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Straddle Period” has the meaning given in Section 5.8(c).

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, by means of ownership of 50% or more of the equity interests in such Person having the right to vote for corporate directors or individuals having similar rights to direct the affairs of such Person.

“Tax” means any and all U.S. federal, state, local or foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, capital stock, profits, license, license fee, environmental, customs duty, unclaimed property or escheat payments, alternative fuels, mercantile, lease, service, withholding, payroll, employment, unemployment, social security, disability, excise, severance, registration, stamp, occupation, premium, property (real or personal), windfall profits, fuel, value added, alternative or add on minimum, estimated or other similar taxes, duties, levies, customs, tariffs, imposts or assessments (including public utility commission property tax assessments) imposed by any Governmental Authority, together with any interest, penalties or additions thereto payable to any Governmental Authority in respect thereof.

“Tax Return” means any return, declaration, report, statement, election, claim for refund or other written document, together with all attachments, amendments and supplements thereto, filed with or provided to, or required to be filed with or provided to, a Governmental Authority in respect of Taxes.

“Terminal Assets” means the following:

(a)        Real Property.  The fee properties, easements, servitudes, rights-of-way, improvements, fixtures, component parts, other constructions, and other real property interests relating to the Terminal Facility, as described in Exhibit A to this Agreement, including all real property rights appurtenant thereto (the “Real Property”);

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(b)        Fixed Assets. The Terminal Facility equipment, machinery, vehicles, pipelines, piping, pumps, storage tanks, loading racks, appurtenances, materials, spare parts, furniture, tools, supplies, computers, printers and other personal property which are located on the Real Property on the Closing Date together with the benefits of any manufacturer’s or vendor’s warranties or undertakings related thereto to the extent transferrable by PF&T (the “Fixed Assets”);

(c)        Terminal Permits/Contracts. To the extent transferrable, the Permits relating to the ownership and operation of the Terminal Facility (the “Terminal Permits”) and further the currently in-force material contracts relating to the ownership and/or operation of the Terminal Facility that are described in Exhibit B attached to this Agreement (the “Terminal Contracts”);

(d)        Inventories. The inventories described on Exhibit C attached to this Agreement (the “Inventories”);

(e)        Records. The material files, records and other information relating to the Terminal Facility and which are not privileged or proprietary (the “Records”). Such records include copies of all Terminal Permits, Terminal Contracts, tank and pipeline inspection and service records, and copies of any equipment, emergency response and operating procedure manuals that are in the possession of PF&T.

“Terminal Facility Financial Statements” has the meaning set forth in Section 4.4(a).

“Terminal Facility Liabilities” means all of the following liabilities and obligations arising out of or relating to the business conducted using any of the Terminal Assets, or the ownership, operation or use of the Terminal Assets, whether arising before, on or after the Closing Date (except as otherwise provided with respect to the liabilities and obligations identified in clauses (a), (c) and (d) of this definition):

(a)          all contractual liabilities and obligations under the Terminal Contracts arising on or after the Closing Date;

(b)          all liabilities and obligations relating to any customer deposits and customer advances in connection with the business conducted using the Terminal Assets;

(c)          unless otherwise provided for in Section 5.8 of this Agreement, all liabilities and obligations associated with the Terminal Assets in respect of Taxes for periods commencing on or after the Closing Date; and

(d)          all liabilities and obligations (contingent or otherwise) arising out of any claim, litigation or proceeding relating to the ownership or operation of the Terminal Assets on or after the Closing or the business conducted or operating using any of the Terminal Assets on or after the Closing Date; provided, however, that the Terminal Facility Liabilities shall not include liabilities relating to the Excluded Assets.

“Terminal Facility Pro-Forma Statements” has the meaning set forth in Section 4.4(a).

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“Terminal Contracts”: see the definition of Terminal Assets.

“Terminal Facility” means PF&T’s storage terminal located in Greensboro, North Carolina commonly known and numbered as 6900 West Market Street, Greensboro, NC 27409, including the Terminal Assets.

“Terminal Permits”: see the definition of Terminal Assets.

“Title Company” means an authorized agent of Fidelity National Title Insurance Company.

“Title Policy” means an ALTA Owner’s Policy of Title Insurance to be issued by the Title Company on behalf of Fidelity National Title Insurance Company for the full value of the Consideration, naming Center Point as the insured, and insuring that, after the Closing, Center Point has fee simple title to the Real Property, subject only to the Permitted Liens, and with such endorsements as Center Point may require.

“Transfer Taxes” has the meaning set forth in Section 5.8(b).

“World Point Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, dated as of August 14, 2013, as amended from time to time.

ARTICLE II
THE CONTRIBUTION

Section 2.1      The Asset Contribution.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date,

(a)           PF&T shall contribute, transfer, assign and convey all of PF&T’s right, title and interest in and to the Terminal Assets to the Partnership, free and clear of all liens other than Permitted Liens, in exchange for the Consideration and the Partnership shall acquire the Terminal Assets from PF&T; and

(b)          The Partnership shall contribute, transfer, assign and convey all of the Partnership’s right, title and interest in and to the Terminal Assets to Center Point, free and clear of all liens other than Permitted Liens, and Center Point shall acquire the Terminal Assets from the Partnership.

Section 2.2      Assumed Liabilities.  In connection with the Contribution, as of the Closing Date, Center Point shall assume and agree to duly and timely pay, perform and discharge all of the Terminal Facility Liabilities (other than Retained Liabilities and other than liability with respect to certain Environmental Claims to the extent PF&T and/or Apex may be liable therefor under the terms of the Environmental Responsibilities Addendum), to the full extent that PF&T had been, prior to the Closing Date, or would have been in the future, obligated to pay, perform and discharge the Terminal Facility Liabilities but for the Contribution and the execution and delivery of this Agreement; provided, however, that said assumption and agreement to duly and timely pay, perform and discharge the Terminal Facility Liabilities shall not (a) waive any valid defense that was available to PF&T with respect to the Terminal Facility Liabilities, or (b) enlarge any rights or remedies of any third party under any of the Terminal Facility Liabilities.

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Section 2.3      Nonassignable Assets.  Nothing in this Agreement, nor the consummation of the transactions contemplated hereby or thereby shall be construed as an attempt or agreement to assign any Terminal Assets which by their terms or by Applicable Law are nonassignable without the consent of a third party or a Governmental Authority or are cancelable by a third party in the event of an assignment without consent (the “Nonassignable Assets”) unless and until such consent shall have been obtained. When and if such consents are obtained, to the extent permitted by Applicable Law and the terms of the applicable Nonassignable Asset, the assignment of the Nonassignable Asset subject thereto shall become effective automatically as of the date hereof, without further action on the part of any Party. The Parties agree to use their commercially reasonable efforts, at the sole cost and expense (including reasonable attorney’s fees) of PF&T, to obtain on a timely basis the consents required to assign the Nonassignable Assets. In the event consents to the assignment of a Nonassignable Asset cannot be obtained, to the extent permitted by Applicable Law and the terms of the applicable Nonassignable Asset, such Nonassignable Asset shall be held from and after the Closing Date by PF&T in trust for Center Point and the covenants and obligations thereunder shall be performed by Center Point in the name of PF&T and all benefits, obligations and liabilities existing thereunder shall be for Center Point’s account.

Section 2.4      Excluded Assets.  Center Point agrees and acknowledges that it shall not be granted, contributed, transferred, assigned or conveyed, and the Terminal Assets shall not include, any of the Excluded Assets.  Without limiting the generality of the foregoing, the Excluded Assets include all accounts receivable that relate to storage and terminaling services rendered utilizing the Terminal Assets prior to Closing and the Partnership and Center Point agree that they shall remit to PF&T any payments that either of them receives in respect of such accounts receivable.

Section 2.5      Retained Liabilities.  The Parties shall execute and deliver at Closing an agreement in the form of Schedule 2.5 attached to this Agreement (the “Environmental Responsibilities Addendum”), setting out the responsibilities of Apex and PF&T, on the one hand, and Center Point and the Partnership on the other, with respect to certain environmental liabilities and which Environmental Responsibilities Addendum shall be the sole agreement governing the responsibilities of the Parties with respect to Environmental Claims. As specified in the Environmental Responsibilities Addendum, Apex and PF&T shall retain responsibility, as of the Closing, for certain claims or matters allocated to it in the Environmental Responsibilities Addendum, while Center Point and the Partnership shall assume responsibility, as of the Closing, for other environmental liabilities and claims allocated to it in the Environmental Responsibilities Addendum. Apex and PF&T shall retain full responsibility for any other liabilities (other than the environmental liabilities and claims allocated to it in the Environmental Responsibilities Addendum, which shall solely be governed by the Environmental Responsibilities Addendum) resulting from the bringing of a third party action where liability is attributable solely to the ownership, operation, maintenance, improvement, use, sale or closure of all or any portion of the Terminal Assets or any product produced therefrom prior to the Closing Date (“Retained Liabilities”). The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Apex and PF&T. “Retained Liabilities” shall include every liability and obligation of Apex and PF&T other than the Terminal Facility Liabilities and the environmental liabilities and claims allocated to Center Point and the Partnership in the Environmental Responsibilities Addendum. For the sake of clarity, any liability resulting from the bringing of any third party action where liability is alleged to be attributable to actions or occurrences both before and after the Closing Date in connection with the ownership, operation, improvement, use, sale or closure of all or any portion of the Terminal Assets, the liability of Apex and/or PF&T on the one hand, and Center Point and/or the Partnership on the other, shall be comparative and proportionate to the extent such Party’s act or omission was the cause of such liability.

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Section 2.6      Terminaling Services Agreement.  PF&T and Center Point shall execute and deliver at Closing an agreement in the form of Schedule 2.6 attached to this Agreement (the “Amendment to Terminaling Services Agreement”). The Terminaling Services Agreement dated August 14, 2013 between Center Point and Apex shall be amended to provide that Center Point will reserve at the Terminal Facility commingled, non-dedicated storage for Apex’s various petroleum products in one or more tanks having a combined gross shell capacity of 664,107 barrels. The initial term of the Amendment to Terminaling Services Agreement shall be three (3) years commencing on the Closing Date; Apex agrees to pay the storage fees and ancillary and additive services fees specified in the Amendment to Terminaling Services Agreement.

Section 2.7      Closing; Closing Date.

(a)        The closing of the Contribution (the “Closing”) shall take place at the principal offices of the Partnership (i) within two (2) Business Days following the satisfaction or, to the extent permitted by Applicable Law, waiver of all conditions to the obligations of the Parties set forth in Article VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) or (ii) at such other place or on such other date as the Parties mutually may agree in writing.  The day on which the Closing takes place is referred to as the “Closing Date.”

(b)        The Contribution shall be effective for all purposes as of the Closing Date.  PF&T shall be entitled to all of the rights of ownership of the Terminal Assets prior to the Closing Date, and Center Point shall be entitled to all of the rights of ownership of the Terminal Assets on and following the Closing Date.

Section 2.8      Subsequent Actions.  If, at any time after the Closing Date, Center Point shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in Center Point its right, title or interest in, to or under any of the Terminal Assets or otherwise to carry out this Agreement, PF&T and/or Apex shall execute and deliver all such deeds, bills of sale, assignments and assurances and shall take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in and to the Terminal Assets in Center Point or otherwise to carry out this Agreement.  PF&T shall coordinate and cooperate with Center Point and the other Parties hereto in exchanging information and supplying such reasonable assistance as may be reasonably requested in connection with the matters contemplated by this Section 2.8.

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Section 2.9      Consideration.  The aggregate consideration to be issued by the Partnership in respect of the Contribution shall be the Consideration.  At the Closing, the Partnership shall issue to Apex, on behalf of PF&T, 1,550,000 Common Units.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF CENTER POINT AND THE PARTNERSHIP

Except as disclosed in the World Point Disclosure Schedules, Center Point and the Partnership hereby represent and warrant to PF&T and Apex as follows:

Section 3.1      Organization.  The Partnership is a limited partnership duly organized, validly existing and in good standing under the Applicable Law of the State of Delaware, and has full limited partnership power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Center Point is a limited liability company duly organized, validly existing and in good standing under the Applicable Law of the State of Delaware, and has full limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Partnership is the sole member of Center Point.

Section 3.2      Authority and Approval. The Board of Directors of WPT GP, LLC, the general partner of the Partnership, at a meeting thereof duly called and held or by written consent in accordance with the DLLCA, determined that this Agreement and the Contribution are fair to and in the best interests of Center Point and the Partnership.

Section 3.3      Common Units.

(a)        The issuance by the Partnership of the Common Units comprising the Consideration and the limited partner interests represented thereby: (i) has been duly authorized by the Partnership pursuant to the Partnership Agreement; (ii) when issued and delivered in accordance with the terms of this Agreement and the Partnership Agreement, will be validly issued, fully paid (to the extent required by the Partnership Agreement) and, with respect to the limited partner interests, nonassessable (except as such nonassessability may be affected by Sections 17- 303, 17-607 and 17-804 of the DRULPA); and (iii) will be subject to restrictions on transfer under applicable state and federal securities laws and contain the following restrictive language: THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR IN ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

(b)        The Partnership’s currently outstanding Common Units are listed on the New York Stock Exchange, and the Partnership has not received any notice of delisting.

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(c)        On the Closing Date, the Common Units shall have those rights, preferences, privileges and restrictions governing the Common Units as set forth in the Partnership Agreement.

Section 3.4      No Conflict; Required Filings and Consents.

(a)        Except as otherwise provided in Section 3.4(b), the execution, delivery and performance by Center Point and the Partnership of this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(i)         Violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the certificate of formation or certificate of limited partnership, or limited liability company agreement or limited partnership agreement, of Center Point or the Partnership, as applicable;

(ii)        Conflict with or violate any provision of any Applicable Law applicable to Center Point or the Partnership or any property or asset of Center Point or the Partnership; or

(iii)       Conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage, agreement, contract, commitment, license, concession, permit, lease, joint venture or other instrument to which Center Point or the Partnership is a party or by which any of them is bound or to which any of their property is subject, except in the case of clauses (ii) and (iii) for those items which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)        Neither Center Point nor the Partnership is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Center Point or the Partnership of this Agreement or the consummation of the transactions contemplated hereby or in order to prevent the termination of any right, privilege, license or qualification of Center Point or the Partnership, except for (i) such filings as may be required by any applicable federal or state securities or “blue sky” Applicable Law, or (ii) as otherwise indicated in World Point Disclosure Schedule 3.4.

Section 3.5      Periodic Reports.  The Partnership’s forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents filed prior to the date hereof, collectively the “Partnership SEC Documents”) have been filed with the Commission.  The Partnership SEC Documents, including, without limitation, any audited or unaudited financial statements and any notes thereto or schedules included therein, at the time filed (or in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequent Partnership SEC Document) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (c) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (d) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and (e) fairly present (subject in the case of unaudited statements to normal and recurring audit adjustments) in all material respects the consolidated financial position of the Partnership and its consolidated subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.  Deloitte & Touche LLP is an independent registered public accounting firm with respect to the Partnership and its general partner and has not resigned or been dismissed as independent registered public accountants of the Partnership as a result of or in connection with any disagreement with the Partnership on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

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Section 3.6      Registration.  Assuming the accuracy of the representations and warranties of Apex contained in Section 4.13, the issuance and sale of the Common Units pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Partnership nor, to the Knowledge of the Partnership, any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

Section 3.7      Litigation.  There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, or to the Knowledge of Center Point or the Partnership, threatened that (a) question or involve the validity or enforceability of Center Point or the Partnership’s obligations under this Agreement or (b) seek (or reasonably might be expected to seek) (i) to prevent or delay the consummation by Center Point or the Partnership of the transactions contemplated by this Agreement or (ii) damages in connection with any such consummation.

Section 3.8     Brokers.  Neither Center Point nor the Partnership has entered (directly or indirectly) into any agreement with any Person that would obligate Center Point or the Partnership or any of its Affiliates to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

Section 3.9      Disclosure.  No representation or warranty of Center Point or the Partnership set forth in this Agreement or in any document filed publicly with the SEC, and no information contained in the World Point Disclosure Schedules, contains or will contain any untrue statement of a material fact. To the Knowledge of Center Point and the Partnership, there is no current state of facts that is not referenced in the representations and warranties of Center Point or the Partnership set forth in this Agreement in any document filed publicly with the SEC, or in the World Point Disclosure Schedules, that would constitute or would be reasonably likely to constitute a Material Adverse Effect.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PF&T AND APEX

Except as disclosed in the PF&T Disclosure Schedules, PF&T and Apex represent and warrant to Center Point and the Partnership as follows:

Section 4.1       Organization.  Apex and PF&T are corporations duly organized, validly existing and in good standing under the Applicable Law of the State of Missouri, and Apex and PF&T have full corporate power and authority to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted.

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Section 4.2       Authority and Approval.

(a)          Each of PF&T and Apex have full corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by PF&T and Apex of this Agreement and the consummation by PF&T and Apex of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of each of PF&T and Apex.  Apex is the sole shareholder of PF&T.

(b)          The Board of Directors of PF&T and Apex at meetings thereof duly called and held or by written consents in accordance with The General and Business Corporation Law of Missouri approved this Agreement and the Contribution.

Section 4.3       No Conflict; Required Filings and Consents.

(a)          Except as otherwise provided in Section 4.3(b), the execution, delivery and performance of this Agreement by PF&T and Apex, and the consummation of the transactions contemplated hereby do not and will not:

(i)          Violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the certificates of incorporation or the bylaws of PF&T or Apex;

(ii)         Conflict with or violate any provision of Applicable Law;

(iii)        Except as set forth in PF&T Disclosure Schedule 4.3, conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, mortgage, agreement, contract, commitment, license, concession, permit, lease, joint venture or other instrument to which PF&T or Apex is a party or by which either of them or any of the Terminal Assets are bound; or

(iv)       Result in the creation of any lien on any of the Terminal Assets under any such indenture, mortgage, agreement, contract, commitment, license, concession, permit, lease, joint venture or other instrument, except in the case of clauses (ii), (iii) and (iv) for those items which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)          Neither PF&T nor Apex is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by PF&T or Apex of this Agreement or the consummation of the transactions contemplated hereby or in order to prevent the termination of any right, privilege, license or qualification of PF&T or Apex, except as otherwise indicated in PF&T Disclosure Schedule 4.3.

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Section 4.4       Financial Information; Undisclosed Liabilities.

(a)          PF&T has provided to Center Point and the Partnership a true and complete copy of the unaudited statement of operation for the Terminal Assets for the fiscal year ending September 30, 2014 and for the 5 fiscal years prior thereto (the “Terminal Facility Financial Statements”) and the unaudited pro-forma statement of operation for the Terminal Assets for the fiscal years ending September 30, 2015 thru 2019 (the “Terminal Facility Pro-Forma Statements”).  The Terminal Facility Financial Statements present fairly in all material respects the results of operation of the Terminal Assets for the fiscal years ending September 30, 2009 thru September 30, 2014. The Terminal Facility Pro-Forma Statements have been prepared for the years ending September 30, 2015 thru 2019 based on the historical results of operations of the Terminal Assets, the financial condition of PF&T and certain assumptions concerning ongoing operations of the Terminal Assets after the Closing Date. Pro-forma adjustments and assumptions on which they are based are described in the notes following such balance sheet and income statements including the Amendment to Terminaling Services Agreement. The actual financial position and results of operations may differ from the amounts reflected in the Terminal Facility Pro-Forma Statements. The Terminal Facility Pro-Forma Statements are presented for illustrative purposes only and is not necessarily indicative of future results of operations.

(b)          There are no liabilities or obligations related to the Terminal Assets of any nature (whether known or unknown and whether accrued, absolute, contingent or otherwise) and there are no facts or circumstances that would reasonably be expected to result in any such liabilities or obligations, whether arising in the context of federal, state or local judicial, regulatory, administrative or permitting agency proceedings, other than (i) liabilities or obligations referred to in the Environmental Responsibilities Addendum, (ii) current liabilities incurred in the ordinary course of business since September 30, 2014, and (iii) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.5       Licenses; Permits. In each case, except as set forth in PF&T Disclosure Schedule 4.5 or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)          As of the date of this Agreement, PF&T has all Terminal Permits necessary for the operation of the Terminal Assets.

(b)          All Terminal Permits relating to the Terminal Assets are in full force and effect and are validly held by PF&T or Apex.

(c)          The consummation of the transactions contemplated by this Agreement will not cancel, suspend, terminate or otherwise require modification of any Terminal Permits relating to the Terminal Assets, other than any modifications that might be necessary or required in connection with the transfer of such Terminal Permits to Center Point.

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(d)          PF&T and/or Apex has complied in all material respects with all terms and conditions of the Terminal Permits relating to the Terminal Assets.

(e)          There is no outstanding written notice, and to PF&T’s Knowledge, there is no other notice from any Governmental Authority or other third party of revocation, cancellation or termination of any Terminal Permit relating to the Terminal Assets.

(f)           No proceeding before any Governmental Authority is pending or, to PF&T’s Knowledge, threatened with respect to any alleged failure by PF&T to have any Terminal Permit necessary for the operation of any of the Terminal Assets or to be in compliance therewith.

Section 4.6       Litigation; Laws and Regulations.  Except as set forth on PF&T Disclosure Schedule 4.6:

(a)          There are no material (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations or proceedings pending or, to PF&T’s Knowledge, threatened, against PF&T, (ii) judgments, orders, decrees or injunctions of any Governmental Authority, whether at law or in equity, against PF&T or (iii) pending or, to PF&T’s Knowledge, threatened, investigations by any Governmental Authority against PF&T, in each case with respect to the Terminal Assets.

(b)          PF&T and/or Apex is not in material violation of or in default under any material Applicable Law relating to the Terminal Assets.

Section 4.7       Title to Real Property.

(a)          As of the date hereof, PF&T has valid and indefeasible title to the Terminal Assets owned by it which constitute the Real Property, free and clear of all liens (other than Permitted Liens and/or liens which shall be released or discharged prior to or in connection with Closing).

(b)          To the Knowledge of PF&T, there is no action pending or threatened for eminent domain or for condemnation of the Real Property, by any Governmental Authority or other Person.

(c) Except for this Agreement and the Omnibus Agreement, PF&T nor any of its Affiliates have entered into any option, warrant, subscription or other right with a third party for the purchase or sale of the Real Property or any of the other Terminal Assets.

Section 4.8       Title to Personal Property.

(a)          As of the date hereof, PF&T has valid and transferrable title to the Terminal Assets that constitute personal property, free and clear of all liens (other than Permitted Liens).  The Terminal Assets that constitute personal property include all personal property that is necessary for the operation of the Terminal Assets in substantially the same manner as currently being conducted.

(b)          To the Knowledge of PF&T, there are no Nonassignable Assets.  The failure to obtain any of the consents contemplated by Section 2.3 will not have a Material Adverse Effect.

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Section 4.9       Environmental Matters.  Except as disclosed in PF&T Disclosure Schedule 4.9 or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(a)          The ownership and operation of the Terminal Assets are in compliance with applicable Environmental Laws;

(b)          PF&T has received no written notice from any Governmental Authority or other third party that the Terminal Assets are subject to any pending or, to the Knowledge of PF&T, threatened, claim, action, suit, investigation, inquiry or proceeding under any Environmental Laws (including designation as a potentially responsible party under CERCLA or any similar local or state law);

(c)          During the period of PF&T’s ownership thereof, there has been no Release of any Hazardous Substance into the environment by (i) the Terminal Assets, or (ii) PF&T, or to the Knowledge of PF&T, by a third party, in connection with the operation or use of the Terminal Assets, except in compliance with applicable Environmental Laws.

Notwithstanding the foregoing or anything else to the contrary in this Agreement, from and after the Closing Date, the procedures and remedies set forth in the Environmental Responsibilities Addendum shall constitute the sole and exclusive remedies of the Parties with respect to any breach of representation or warranty by Apex and/or PF&T under this Section 4.9.

Section 4.10     Contracts.

(a)          Exhibit B attached to this Agreement contains a true and complete listing of the Terminal Contracts.

(b)          PF&T has made available to the Partnership and Center Point a correct and complete copy of each Terminal Contract.

(c)          To the Knowledge of PF&T, (i) each Terminal Contract is legal, valid and binding on and enforceable against PF&T and is in full force and effect; (ii) PF&T is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by PF&T, or permit termination, modification or acceleration under any Terminal Contract; (iii)  no other party to any Terminal Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other Party, or permit termination, modification or acceleration under any Terminal Contract other than in accordance with its terms, nor has any other Party repudiated any provision of any Terminal Contract; and (iv) following the consummation of the transactions contemplated by this Agreement, each Terminal Contract will continue to be legal, valid and binding and in full force and effect on identical terms.

(d)          PF&T has not given to or received from any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Terminal Contract that continues to be unresolved.

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Section 4.11     Brokers.  Neither PF&T nor Apex has entered (directly or indirectly) into any agreement with any Person that would obligate PF&T or Apex to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

Section 4.12     Due Diligence/PF&T Disclaimers. CENTER POINT AND THE PARTNERSHIP ACKNOWLEDGE AND AFFIRM THAT PRIOR TO EXECUTION OF THIS AGREEMENT THEY CONDUCTED THEIR OWN INVESTIGATION, ANALYSIS AND EVALUATION OF THE TERMINAL ASSETS, THE LIABILITIES AND OBLIGATIONS TO BE ASSUMED HEREUNDER, AND THE OPERATIONS, BUSINESS AND PROSPECTS RELATING TO THE TERMINAL ASSETS. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND IN THE CONVEYANCE DOCUMENTS INCLUDING, WITHOUT LIMITATION, THE TITLE WARRANTIES TO BE PROVIDED BY PF&T, THE TERMINAL ASSETS ARE SOLD “AS IS, WHERE IS” AND “WITH ALL FAULTS” AND PF&T MAKES NO REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED AS TO THE CONDITION OF THE TERMINAL ASSETS, FREEDOM FROM REDHIBITORY VICES OR DEFECTS OR FITNESS FOR A PARTICULAR PURPOSE.

Section 4.13     Investment Intent. Apex is receiving the Common Units for its own account with the present intention of holding the Common Units for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or state securities laws. Apex has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of an investment in the Common Units. Apex acknowledges that the Common Units will not be registered under the Securities Act or any applicable state securities law, and that such Common Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.

Section 4.14     Taxes.

(a)          All Tax Returns that are required to be filed with respect to the Terminal Assets on or prior to the Closing Date (taking into account any valid extension of time within which to file) have been or will be timely filed on or prior to the Closing Date and all such Tax Returns are or will be true, correct and complete in all material respects.

(b)          All Taxes due and payable with respect to the Terminal Assets (whether or not shown on any Tax Return) have been fully paid and all deficiencies asserted or assessments made with respect to such Tax Returns have been paid in full or properly accrued for by PF&T.

(c)          No examination, audit, claim, assessment, levy, or administrative or judicial proceeding regarding any of the Tax Returns described in Section 4.14(a) or any Taxes with respect to the Terminal Assets are currently pending or have been proposed in writing or have been threatened.

(d)          No waivers or extensions of statutes of limitations have been given or requested in writing with respect to any amount of Taxes with respect to the Terminal Assets or any Tax Returns with respect to the Terminal Assets.

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ARTICLE V
COVENANTS

Section 5.1     Conduct of Business by PF&T Prior to the Closing.  Between the date of this Agreement and the Closing Date, unless the Partnership shall otherwise agree in writing and except as otherwise contemplated by this Agreement or the PF&T Disclosure Schedules, PF&T hereby agrees that the ownership and operation of the Terminal Assets shall be conducted only in the ordinary course of business consistent with past practice; and PF&T shall use commercially reasonable efforts to (i) preserve intact the Terminal Assets, (ii) keep available the services of the current officers, employees and consultants of PF&T, and (iii) preserve the current relationships of PF&T (solely with respect to the Terminal Assets) with distributors, customers, suppliers and other Persons with which PF&T has significant business relations.  By way of amplification and not limitation, between the date of this Agreement and the Closing Date, except as required by Applicable Law, PF&T shall not do, or propose to do, directly or indirectly, any of the following without the prior written consent of the Partnership, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)          Enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement that affects the Terminal Assets;

(b)          Sell or further pledge, dispose of or otherwise subject to any lien (other than a Permitted Lien) its interest in, the Terminal Assets;

(c)          Other than in the ordinary course of business and consistent with past practices, (1) amend, waive, or modify in any material respect or consent to the termination of any Terminal Contract or amend, waive, modify or consent to the termination of any rights of PF&T thereunder, or (2) enter into any other contract relating to the Terminal Assets;

(d)          With respect to the Terminal Assets,  accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except, in each case, in the ordinary course of business consistent with past practice;

(e)          Take any action, or intentionally fail to take any action, that would result in a breach of any covenant made by PF&T in a Terminal Contract or that has or would reasonably be expected to have a Material Adverse Effect; and

(f)           Other than in the ordinary course of business and consistent with past practices, announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

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Section 5.2     Access to Information.  From the date hereof until the Closing Date,  PF&T shall afford the Partnership and its Representatives reasonably complete access, upon reasonable prior notice (including for inspection and copying) and at reasonable times to the Representatives of PF&T, to the Terminal Facility, its offices and other facilities that make up the Terminal Assets or that are used to operate or maintain the Terminal Assets, and to the books and records of PF&T that pertain to the Terminal Facility, and shall furnish the Partnership and its Representatives with such financial, operating and other data and information relating to the Terminal Assets as the Partnership may reasonably request.  PF&T shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of PF&T, if applicable, or contravene any Applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement, or if such access or disclosure is specifically restricted under the terms of a confidentiality agreement entered into prior to the date of this Agreement.  The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

Section 5.3     Notification of Certain Matters; Supplements to Disclosure Schedules.

(a)          PF&T and Apex shall give prompt written notice to the Partnership of (i) the occurrence or non-occurrence of any change, condition or event, the occurrence or non-occurrence of which would render any representation or warranty of PF&T or Apex contained in this Agreement if made on or immediately following the date of such event, untrue and incorrect in any material respect; (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect; (iii) any failure of PF&T or Apex to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to the obligations of the Partnership or Center Point hereunder; (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement; or (v) any action pending or, to the Knowledge of PF&T or Apex, threatened against a Party or the Parties relating to the transactions contemplated by this Agreement.

(b)          The Partnership and Center Point shall give prompt written notice to PF&T of (i) the occurrence or non-occurrence of any change, condition or event, the occurrence or non-occurrence of which would render any representation or warranty of the Partnership or Center Point contained in this Agreement if made on or immediately following the date of such event, untrue and incorrect in any material respect; (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect; (iii) any failure of the Partnership or Center Point to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to PF&T’s obligations hereunder; (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement; or (v) any action pending or, to the Knowledge of the Partnership or Center Point, threatened against a party or the Parties relating to the transactions contemplated by this Agreement.

(c)          Each of PF&T and the Partnership shall supplement, in writing and in the same form as originally prepared, the information set forth in the PF&T Disclosure Schedules and the World Point Disclosure Schedules, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or that is necessary to correct any information in such Disclosure Schedules or in any representation or warranty of PF&T, Apex, the Partnership or Center Point, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof; provided, however, that neither Party may supplement the information set forth in the Disclosure Schedules pursuant to this Section 5.3(c) following the date that is five (5) Business Days prior to the Closing Date.  Notwithstanding anything to the contrary herein, upon the providing of any supplement permitted to be provided under this Section 5.3(c), the PF&T Disclosure Schedules or the World Point Disclosure Schedules, as applicable, shall be treated as being amended with respect to such supplemented information.

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Section 5.4     Confidentiality.  Except as required by Applicable Law, each of the Parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other Party to this Agreement in connection with the transactions contemplated hereby in full force and effect until the Closing Date or otherwise agreed.

Section 5.5     Commercially Reasonable Efforts.

(a)          Each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, and to cause their Affiliates to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including to (i) obtain from WPT GP, LLC, the Conflicts Committee, the Board of Directors of Apex and PF&T, or any other governing entity or organization applicable to a Party hereto, any corporate, partnership or limited liability company consents, approvals or authorizations as are necessary for the consummation of the transactions contemplated by this Agreement, (ii) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders and provide to Governmental Authorities and other Persons all notices, as are necessary for the consummation of the transactions contemplated by this Agreement, (iii) promptly make all necessary filings and thereafter make any other required submissions, with respect to this Agreement required under any Applicable Law, and (iv) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, the Parties hereto shall permit each other reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Contribution or the other transactions contemplated hereby, and shall not settle or compromise any such claim, suit or cause of action without the Partnership and Apex’s written consent.

(b)          Without limitation to the provisions of subsection (a) hereof, PF&T and the Partnership shall give promptly such notice to third parties and obtain such third party consents and estoppel certificates as the other Party may in its reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.  The Parties shall cooperate and assist one another in giving such notices and obtaining such consents and estoppel certificates; provided, however, that no Party shall have any obligation to give any guarantee or other material consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any material change in the terms of any agreement or arrangement.

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(c)          None of the Parties shall, directly or indirectly, enter into any agreement with a Governmental Authority to, or represent to a Governmental Authority that it will, delay or not consummate the transactions contemplated by this Agreement, except with the prior written consent of the Partnership or PF&T, as the case may be, such consent not to be unreasonably withheld.  To the extent permitted by Applicable Law and subject to any confidentiality restrictions of such Governmental Authority, each party shall (x) promptly notify the other Party of any written communication to that Party from any Governmental Authority and, subject to Applicable Law and subject to any confidentiality restrictions of such Governmental Authority, permit the other Party to review in advance any proposed written communication to any such Governmental Authority and incorporate the other Party’s reasonable comments, (y) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and (z) furnish the other Party with copies of all correspondence and written communications between them and their Affiliates and their respective representatives on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby.  Each Party shall promptly notify the other Parties in writing of any pending or, to the Knowledge of such Party, threatened proceeding or investigation by any Governmental Authority or any other person (i) challenging this Agreement or the consummation of the transactions contemplated hereby or seeking material damages in connection with consummation of the transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement.

Section 5.6     Public Announcements.  None of the Partnership, Center Point, Apex or PF&T, nor any of their Representatives, will issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Contribution, without the prior written consent of the Conflicts Committee, except as may be required by Applicable Law or any securities exchange on which the securities of a Party are listed for trading, and in which case, the Party required to issue such release shall provide the Conflicts Committee with reasonable advance notice prior to making any such disclosure, and shall consult with the other Party regarding the form and content of such required disclosure.

Section 5.7     Acknowledgements.  Each of the Partnership and Center Point, on the one hand, and PF&T and Apex, on the other hand, acknowledges that it has relied on the representations and warranties of the other Parties expressly and specifically set forth in this Agreement, including, in the case of the Partnership and Center Point, the PF&T Disclosure Schedules as they exist on the date hereof and attached hereto, and, in the case of PF&T and Apex, the World Point Disclosure Schedules as they exist on the date hereof and attached hereto.  Such representations and warranties constitute the sole and exclusive representations and warranties of the Parties hereto in connection with the transactions contemplated hereby, and the Parties hereto understand, acknowledge and agree that all other representations and warranties of any kind or nature expressed or implied are specifically disclaimed.

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Section 5.8     Tax Matters.

(a)          Assistance and Cooperation.  The Parties agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Terminal Assets as is reasonably requested by a Party for the filing of any Tax Returns, for the preparation of any audit, and for the prosecution or defense of any Tax claim.  The Party requesting assistance hereunder shall reimburse the other for reasonable out-of-pocket expenses incurred in providing such assistance.  Any information obtained under this Section 5.8 shall be held confidential by the receiving Party in the same manner as it holds confidential its own similar information, except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding or (ii) with the consent of the Partnership and Apex.

(b)          Transfer Taxes.  All sales, use, transfer, stamp, duties, recording, and similar Taxes (collectively, “Transfer Taxes”) incurred in connection with the Contribution and the transfer of Consideration pursuant thereto shall be borne equally by the Partnership and PF&T.  The Partnership and PF&T shall cooperate in causing the filing of all necessary Tax Returns and timely pay all such Transfer Taxes as required by Applicable Law.

(c)          Tax Allocation and Indemnification.  Except as provided in Section 5.8(b), PF&T and Apex shall retain responsibility for (and shall be entitled to any refunds with respect to), and shall indemnify the Partnership and Center Point for, all Taxes related to the Terminal Assets attributable to taxable periods ending on or prior to the Closing Date (the “ Pre-Closing Period”), and the Partnership and Center Point shall assume responsibility for (and shall be entitled to any refunds with respect to), and shall indemnify PF&T and Apex for, all Taxes related to the Terminal Assets attributable to taxable periods beginning after the Closing Date (the “ Post-Closing Period”).  In the case of any Taxes related to the Terminal Assets that are payable for any taxable period that begins before and ends after the Closing Date (any “Straddle Period”), the portion of such Taxes attributable to the period of time prior to the Closing Date (a) in the case of any property, ad valorem, or similar Taxes, shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the Straddle Period, and (b) in the case of all other Taxes, shall be deemed equal to the amount which would be payable as computed on an interim closing-of-the-books basis if the relevant Tax period ended at the close of business on the Closing Date.  PF&T and Apex shall be responsible for, and shall indemnify the Partnership and Center Point for, all Taxes related to the Terminal Assets with respect to the portion of any Straddle Period prior to the Closing Date.  The Partnership and Center Point shall be responsible for, and shall indemnify PF&T and Apex for all Taxes related to the Terminal Assets with respect to the portion of any Straddle Period after the Closing Date.

(d)          Filing of Tax Returns; Payment of Taxes.  Except as otherwise provided, regardless of which Party is responsible for Taxes under this Section 5.8, PF&T shall handle payment to the appropriate Governmental Authority of all Taxes with respect to any Pre-Closing Period (and shall file all such Tax Returns), and the Partnership shall handle payment to the appropriate Governmental Authority of all Taxes with respect to any Post-Closing Period (and shall file all such Tax Returns).  PF&T shall deliver to the Partnership within thirty (30) days of filing copies of all Tax Returns filed by or on behalf of PF&T after the Closing Date relating to the Terminal Assets and any supporting documentation provided by or on behalf of PF&T to taxing authorities, excluding Tax Returns related to income tax, franchise tax, or other similar Taxes.

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(e)          Tax Treatment and Related Covenants. The Parties acknowledge that the transactions described in this Agreement are properly characterized as transactions described in Section 721(a) of the Code and agree to file all Tax Returns in a manner consistent with such treatment.

(f)           Cooperation Regarding Allocation of Contribution Value.  To the extent that any portion of the Consideration is treated as received pursuant to a sale pursuant to Treasury Regulations Section 1.707-3, PF&T and the Partnership shall cooperate to prepare an allocation of the Consideration among the various classes of the Terminal Assets in accordance with and as provided by Section 1060 of the Code, taking into account, as appropriate, Section 704© of the Code.  The Parties agree that, except as otherwise required by Applicable Law, any Tax Returns or other tax information they may file or cause to be filed with any Government Authority shall be prepared and filed consistently with any such agreed upon allocation.  The Parties agree that, to the extent required by Applicable Law, they will each properly prepare and timely file Form 8594 in accordance with Section 1060 of the Code.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1     General Conditions.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by Applicable Law, be waived in writing by any Party in its sole discretion (provided that such waiver shall only be effective as to the obligations of such Party):

(a)          No Injunction or Prohibition.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement.

(b)          No Litigation.  There shall not be pending any suit, action or proceeding by or before any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or seeking damages in connection therewith.

(c)          Consents and Approvals.  All authorizations, consents, orders and approvals of all required Governmental Authorities set forth in World Point Disclosure Schedule 3.4, if any, and PF&T Disclosure Schedule 4.3, if any, hereto shall have been received or waived by such Governmental Authority and shall be reasonably satisfactory in form and substance to such Party, and any notice periods set forth in such Disclosure Schedules with respect to Governmental Authorities hereto shall have expired or been waived by the Governmental Authority entitled to such notice.

(d)          Amendment to Terminaling Services Agreement. Center Point and Apex shall have executed that certain Amendment to Terminaling Services Agreement in the form of Schedule 2.6 attached to this Agreement.

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(e)          Environmental Responsibilities Addendum. PF&T and Center Point shall have executed that certain Environmental Responsibilities Addendum, in the form of Schedule 2.5 attached to this Agreement.

Section 6.2     Conditions to Obligations of PF&T and Apex.  The obligations of PF&T and Apex to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Apex (on behalf of itself and PF&T) in its sole discretion:

(a)          Consideration. At the Closing, the Partnership shall deliver the Common Units to Apex in accordance with Section 2.8 hereof.

(b)          Representations, Warranties and Covenants.  The representations and warranties of the Partnership and Center Point contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects as of such specified date.  The Partnership and Center Point shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by them prior to or at the Closing.  PF&T and Apex shall have received from the Partnership (on behalf of itself and Center Point) a duly authorized and executed certificate to the effect set forth in the preceding sentences.

(c)          No Material Adverse Effect.  There shall not have occurred any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.  PF&T and Apex shall have received from the Partnership (on behalf of itself and Center Point) a duly authorized and executed certificate to such effect.

(d)          Consents and Approvals.  All authorizations, consents, orders and approvals of third Parties set forth in World Point Disclosure Schedule 3.4, if any, hereto shall have been received or waived by such third party and shall be reasonably satisfactory in form and substance to PF&T.

Section 6.3     Conditions to Obligations of the Partnership and Center Point.  The obligations of the Partnership and Center Point to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Partnership (on behalf of itself and Center Point) in its sole discretion:

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(a)          Conveyance Documents. The Real Property together with any of the Terminal Assets that constitute fixtures shall be conveyed by means of special warranty deed in the form of Exhibit D attached to this Agreement (the “Deed”). The Fixed Assets, Inventories and Records shall be transferred by means of a bill or bills of sale in the form of Exhibit E attached to this Agreement (the “Bills(s) of Sale”). All Terminal Contracts shall be transferred by means of an assignment and assumption agreement or agreements in the form of Exhibit F attached to this Agreement. All Terminal Permits will be transferred by means of appropriate forms consistent with the requirements of the applicable Governmental Authority. Any remaining Terminal Assets to be transferred hereunder shall be conveyed pursuant to such forms that are customary for the type of property involved, as may be consistent with the terms of this Agreement and reasonably agreed to by the Parties executing same (the Deed, the Bill(s) of Sale, the assignment and assumption agreement or agreements, the governmental conveyance documents and the customary conveyance documents referenced in this Section 6.3(a) are collectively referred to in this Agreement as the “Conveyance Documents”). The Partnership and Center Point shall have received an executed counterpart of each of the Conveyance Documents, signed by each party thereto.

(b)          Title Insurance. The Title Company has issued, or is willing to issue, the Title Policy.

(c)          Representations, Warranties and Covenants.  The representations and warranties of Apex and/or PF&T contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects as of such specified date.  Apex and PF&T shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing.  The Partnership and Center Point shall have received from Apex and PF&T a duly authorized and executed certificate to the effect set forth in the preceding sentences.

(d)          Ancillary Agreements.  The Partnership and Center Point shall have received an executed counterpart of each of the Ancillary Agreements, signed by each Party thereto.

(e)          No Material Adverse Effect.  There shall not have occurred any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.  The Partnership and Center Point shall have received from Apex and PF&T a duly authorized and executed certificate to such effect.

(f)           FIRPTA Affidavit. PF&T shall cause to be delivered to Center Point and the Title Company an affidavit demonstrating non-foreign status meeting the requirements of Section 1445 of the Code.

ARTICLE VII
TERMINATION

Section 7.1     Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of all Parties to the Agreement;

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(b)          (i) by the Partnership (on behalf of itself and Center Point), if PF&T breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Partnership or (ii) by Apex (on behalf of itself and PF&T), if the Partnership or Center Point breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by Apex;

(c)          by either the Partnership or Apex, in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that Apex and PF&T (if Apex is so requesting termination) or the Partnership and Center Point (if the Partnership is so requesting termination), as the case may be, shall have used their commercially reasonable efforts, in accordance with Section 5.5, to have such order, decree, ruling or other action vacated.

The Party seeking to terminate this Agreement pursuant to this Section 7.1 (other than Section 7.1(a)) shall give prompt written notice of such termination to the other Party.

Section 7.2     Effect of Termination; Expense Reimbursement.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of either Party except for the provisions of Section 3.8 and Section 4.11 relating to broker’s fees and finder’s fees, Section 5.4 relating to confidentiality, Section 5.6 relating to public announcements, Section 8.1 relating to indemnification, Section 9.1 relating to fees and expenses, Section 9.5 relating to notices, Section 9.8 relating to governing law, Section 9.12 relating to waiver of jury trial, Section 9.16 relating to no presumption against drafting Party, and this Section 7.2.

ARTICLE VIII
INDEMNIFICATION

Section 8.1     Indemnification.

(a)          Indemnification by Apex.  Apex shall indemnify, defend and hold harmless the Partnership from any and all Adverse Consequences incurred by the Partnership (including its general partner WPT GP, LLC), its Subsidiaries (including Center Point) and their respective officers, directors, employees, consultants and agents (the “World Point Protected Parties”), as a result of, or with respect to (i) any breach of any representation or warranty of Apex or PF&T set forth in this Agreement, (ii) any breach of any covenant or agreement of Apex or PF&T contained in this Agreement, (iii) any liabilities relating to Excluded Assets or the Retained Liabilities or (iv) any Taxes for which Apex or PF&T is otherwise liable under Section 5.8.

(b)          Indemnification by the Partnership.  The Partnership shall indemnify, defend and hold harmless Apex from any and all Adverse Consequences incurred by Apex, its Subsidiaries (including PF&T) and their respective officers, directors, employees, consultants and agents (the “Apex Protected Parties”), as a result of, or with respect to (i) any breach of any representation or warranty of the Partnership or Center Point set forth in this Agreement, (ii) any breach of any covenant or agreement of the Partnership or Center Point, (iii) any Terminal Asset Liabilities, or (iv) any Taxes for which the Partnership or Center Point is otherwise liable under Section 5.8.

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Section 8.2     Limitations Regarding Indemnification.

(a)          The indemnification obligations set forth in Section 8.1(a) and Section 8.1(b) shall terminate on the eighteen-month anniversary of the Closing Date; provided, however, that any such indemnification obligation with respect to an Adverse Consequence shall survive the time at which it would otherwise expire pursuant to this Section 8.2(a) if notice of such Adverse Consequence is properly given by the Party seeking indemnification (the “Indemnified Party”) to the Party from which indemnification is sought (the “Indemnifying Party”) prior to such time.

(b)          The aggregate liability of Apex under Section 8.1(a), other than for liability arising under the Environmental Responsibilities Addendum and the Amendment to Terminaling Services Agreement (which agreements have their own indemnification provisions), shall not exceed 15% of the dollar value of the Consideration on the Closing Date.

(c)          The aggregate liability of the Partnership under Section 8.1(b), other than for liability arising under the Environmental Responsibilities Addendum and the Amendment to Terminaling Services Agreement (which agreements have their own indemnification provisions), shall not exceed 15% of the dollar value of the Consideration on the Closing Date.

(d)          No claims may be made against Apex for indemnification pursuant to Section 8.1(a) unless the aggregate dollar amount of the Adverse Consequence suffered or incurred by the World Point Protected Parties exceeds $250,000, after which Apex shall be liable for the full amount of such claims in excess of $250,000, subject to the limitations of Section 8.2(b).

(e)          No claims may be made against the Partnership for indemnification pursuant to Section 8.2(b) unless the aggregate dollar amount of the Adverse Consequence suffered or incurred by the Apex Protected Parties exceeds $250,000, after which the Partnership shall be liable for the full amount of such claims in excess of $250,000, subject to the limitations of Section 8.2(c).

(f)           In no event shall Apex be obligated to the World Point Protected Parties under Section 8.1(a) for any Adverse Consequence to the extent (i) any insurance proceeds are realized by the World Point Protected Parties, or (ii) any amounts are recovered by the World Point Protected Parties from third persons.

(g)          In no event shall the Partnership be obligated to the Apex Protected Parties under Section 8.1(b) for any Adverse Consequence to the extent (i) any insurance proceeds are realized by the Apex Protected Parties, or (ii) any amounts are recovered by the Apex Protected Parties from third persons.

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Section 8.3     Indemnification Procedures.

(a)          The Indemnified Party agrees that promptly after it becomes aware of facts giving rise to a claim for indemnification under this Article VIII, it will provide notice thereof in writing to the Indemnifying Party, specifying the nature of and specific basis for such claim.  Notwithstanding anything in this Article VIII to the contrary, a delay by the Indemnified Party in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article VIII, except to the extent that such failure shall have caused actual prejudice to the Indemnifying Party’s ability to defend against the applicable claim.

(b)          The Indemnifying Party shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the Indemnified Party that are covered by the indemnification under this Article VIII, including, without limitation, the selection of counsel, the determination of whether to appeal any decision of any court and the settlement of any such matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent of the Indemnified Party (with the concurrence of the Conflicts Committee in the case of the World Point Protected Parties) unless it includes a full release of the Indemnified Party from such matter or issues, as the case may be, and does not include any requirement for payment by the Indemnified Party or any admission of fault, culpability or a failure to act, by or on behalf of such Indemnified Party.

(c)          The Indemnified Party agrees to cooperate fully with the Indemnifying Party with respect to all aspects of the defense of any claims covered by the indemnification under this Article VIII, including, without limitation, the prompt furnishing to the Indemnifying Party of any correspondence or other notice relating thereto that the Indemnified Party may receive, permitting the name of the Indemnified Party to be utilized in connection with such defense, the making available to the Indemnifying Party of any files, records or other information of the Indemnified Party that the Indemnifying Party considers relevant to such defense and the making available to the Indemnifying Party, at no cost to the Indemnifying Party, of any employees of the Indemnified Party; provided, however, that in connection therewith the Indemnifying Party agrees to use commercially reasonable efforts to minimize the impact thereof on the operations of the Indemnified Party and further agrees to maintain the confidentiality of all files, records and other information furnished by the pursuant to this Section 8.3.  In no event shall the obligation of the Indemnified Party to cooperate with the Indemnifying Party as set forth in the immediately preceding sentence be construed as imposing upon the Indemnified Party an obligation to hire and pay for counsel in connection with the defense of any claims covered by the indemnification set forth in this Article VIII; provided, however, that the Indemnified Party may, at its own option, cost and expense, hire and pay for counsel in connection with any such defense.  The Indemnifying Party agrees to keep any such counsel hired by the Indemnified Party informed as to the status of any such defense, but the Indemnifying Party shall have the right to retain sole control over such defense.

(d)          The date on which the Indemnifying Party receives notification of a claim for indemnification shall determine whether such claim is timely made.

(e)          NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY’S INDEMNIFICATION OBLIGATION HEREUNDER COVER OR INCLUDE CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL OR SIMILAR DAMAGES OR LOST PROFITS SUFFERED BY ANY OTHER PARTY ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT EXCEPT TO THE EXTENT RECOVERED IN A CLAIM BY A THIRD PARTY.

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ARTICLE IX
GENERAL PROVISIONS

Section 9.1     Fees and Expenses.  Except as otherwise provided herein and regardless of whether the transactions contemplated hereby are consummated, each Party shall pay its own expenses incident to this Agreement and all action taken in preparation for carrying this Agreement into effect.

Section 9.2     Amendment and Modification.  This Agreement may be amended, modified or supplemented by the parties at any time prior to the Closing Date.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing, signed on behalf of each of the parties at the time of the amendment, modification or supplement, and after the Conflicts Committee has approved such amendment, modification or supplement, as applicable.

Section 9.3     Extension.  At any time prior to the Closing Date, the parties may, to the extent permitted by Applicable Law, extend the time for the performance of any of the obligations or other acts of the parties.  Any agreement on the part of a Party to any such extension shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party.

Section 9.4     Waiver.  At any time prior to the Closing Date, the parties may, to the extent permitted by Applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto or (b) subject to Applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein.  Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 9.5     Notices.  Any notice, request, instruction, correspondence or other document to be given hereunder by any Party hereto to another Party hereto (herein collectively called “Notice”) shall be in writing and delivered in person, by courier service or by telecopier, as follows:

(a)	if to PF&T or Apex, to:

Petroleum Fuel & Terminal Company
8235 Forsyth Blvd., Suite 400
St. Louis, MO 63105
Attention: President
Telephone: 314-889-9600
Facsimile: 314-889-9603

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(b)	if to Center Point or the Partnership, to:

World Point Terminals, LP
8235 Forsyth Blvd., Suite 400
St. Louis, MO 63105
Attention: Chief Financial Officer
Telephone: 314-889-9664
Facsimile: 314-889-9645

with a copy to:

World Point Terminals, LP
8235 Forsyth Blvd., Suite 400
St. Louis, MO 63105
Attention: Conflicts Committee Chair c/o Corporate Secretary
Telephone: 314-889-9669
Facsimile: 314-889-9645

and with a copy to:

Potter Anderson & Corroon LLP
Hercules Plaza
1313 North Market Street, 6th Floor
PO Box 951
Wilmington, DE 19801
Attention: Thomas A. Mullen
Telephone: 302-984-6000
Facsimile: 302-658-1192

Notice given by personal delivery or courier service shall be effective upon actual receipt.  Notice given by telecopier shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours.  Any Party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

Section 9.6     Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto) constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.  Notwithstanding any oral agreement or course of action of the parties or their Representatives to the contrary, no Party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

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Section 9.7     No Third-Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns, and the Conflicts Committee, any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 9.8     Governing Law.

(a)          This Agreement shall be construed and enforced in accordance with the Applicable Law of the State of Delaware without giving effect to the choice of law principles thereof.  Each Party consents to personal jurisdiction in any action brought in any court, federal or state, within the State of Delaware having subject matter jurisdiction arising under this Agreement, and each of the parties hereto agrees that any action instituted by either of them against the other with respect to this Agreement will be instituted exclusively in a court, federal or state, within the State of Delaware. Notwithstanding the foregoing, any issue arising hereunder directly pertaining to the real property including issues of conveyance or encumbrance shall be governed by the laws of the State of North Carolina.

(b)          Each Party to this Agreement waives, to the fullest extent permitted by Applicable Law, any right it may have to receive damages from any other party based on any theory of liability for any special, indirect, consequential (including lost profits), exemplary or punitive damages (except to the extent that any such damages are included in indemnifiable losses resulting from a third party claim in accordance with this Agreement).

Section 9.9     Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the Partnership (in the case of an assignment by PF&T or Apex) or PF&T (in the case of an assignment by the Partnership or Center Point), and any such assignment without such prior written consent shall be null and void; provided, however, that no assignment shall limit the assignor’s obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10     Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court in the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

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Section 9.11     Severability.  Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under Applicable Law.  In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 9.12     Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.13     Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other Party.

Section 9.14     Electronic Signature.  This Agreement may be executed by facsimile, portable document format (.pdf) or similar technology signature, and such signature shall constitute an original for all purposes.

Section 9.15     Time of Essence.  Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 9.16     No Presumption Against Drafting Party. Each of PF&T, Apex, the Partnership and Center Point acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

PETROLEUM FUEL & TERMINAL COMPANY

By:	/s/ Christopher J. Schmitt
	Name:	Christopher J. Schmitt
	Title:	Chief Financial Officer

WORLD POINT TERMINALS, LP

By:	WPT GP, LLC, its general partner

	By:	/s/ Steven G. Twele
		Name:	Steven G. Twele
		Title:	Vice President & Chief Financial Officer

CENTER POINT TERMINAL COMPANY, LLC

By:	/s/ Steven G. Twele
	Name:	Steven G. Twele
	Title:	Vice President & Treasurer

APEX OIL COMPANY, INC.

By	/s/ Christopher J. Schmitt
	Name:	Christopher J. Schmitt
	Title:	Chief Financial Officer

Signature Page to Contribution Agreement

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Exhibit D

WPT GP, LLC

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of August 14, 2013

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WPT GP, LLC

This Amended and Restated Limited Liability Company Agreement (the “Agreement”), dated as of August 14, 2013, is entered into by World Point Terminals, Inc., a Delaware corporation, as the sole Member of WPT GP, LLC, the limited liability company to be governed by this Agreement (the “Company”) and shall be effective immediately.

RECITALS

WHEREAS, the Company was formed as a Delaware limited liability company on April 19, 2013; and

WHEREAS, the Member executed the Limited Liability Company Agreement of the Company, effective April 19, 2013 (the “Original Limited Liability Company Agreement”); and

WHEREAS, the Member deems it advisable to amend and restate the Original Limited Liability Company Agreement in its entirety as set forth herein.

NOW THEREFORE, for and in consideration of the premises, the covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member hereby amends and restates the Original Limited Liability Company Agreement in its entirety as follows:

Article I

DEFINITIONS

1.1          Definitions. As used in this Agreement, the following terms have the respective meanings set forth below or set forth in the Sections or other instruments referenced below:

“Act” means the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as it may be amended from time to time. All references in this Agreement to provisions of the Act shall be deemed to refer, if applicable, to their successor statutory provisions to the extent appropriate in light of the context herein in which such references are used.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the introductory paragraph, as the same may be amended or restated from time to time.

“Applicable Law” means (a) any United States federal, state or local law, statute or ordinance or any rule, regulation, order, writ, injunction, judgment, decree or permit of any Governmental Authority and (b) any rule or listing requirement of any national securities exchange or trading market recognized by the Commission on which the Common Units are listed or quoted.

“Assignee” means any Person that acquires a Member’s share of the income, gain, loss, deduction and credits of, and the right to receive distributions from, the Company or any portion thereof through a Disposition; provided, however, that an Assignee shall have no right to be admitted to the Company as a Member except in accordance with Article IV. The Assignee of a dissolved Member shall be the shareholder, partner, member or other equity owner or owners of the dissolved Member or such other Persons to whom such Member’s Membership Interest is assigned by the Person conducting the liquidation or winding-up of such Member.

“Audit Committee” is defined in Section 8.2.

“Audit Committee Independent Director” means a Director who meets the independence standards required of directors who serve on an audit committee of a board of directors as established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the New York Stock Exchange or any national securities exchange on which the Common Units are listed.

“Bankruptcy” or “Bankrupt” means, with respect to any Person, that (a) such Person (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Applicable Law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person’s properties or (b) a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any Applicable Law has been commenced against such Person and 120 days have expired without dismissal thereof or with respect to which, without such Person’s consent or acquiescence, a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person’s properties has been appointed and 90 days have expired without the appointment having been vacated or stayed, or 90 days have expired after the date of expiration of a stay, if the appointment has not previously been vacated. The foregoing definition of “Bankruptcy” is intended to replace and shall supercede and replace the definition of “Bankruptcy” set forth in the Act.

“Board” is defined in Section 7.3.

“Business Day” means (a) any day on which the national securities exchange upon which securities of the Partnership are listed is open for trading or (b) in the event that no Partnership securities are listed on a national securities exchange, any day on which the New York Stock Exchange is open for trading.

“Capital Contribution” means, with respect to any Member, the amount of money and the net agreed value of any property (other than money) contributed to the Company by such Member. Any reference in this Agreement to the Capital Contribution of a Member shall include any Capital Contribution of its predecessors in interest.

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“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” is defined in the Partnership Agreement.

“Company” is defined in the introductory paragraph.

“Conflicts Committee” is defined in the Partnership Agreement.

“Conflicts Committee Independent Director” means a Director who meets the requirements set forth in the definition of “Conflicts Committee” in the Partnership Agreement.

“Director” or “Directors” means a member or members of the Board.

“Dispose,” “Disposing” or “Disposition” means with respect to any asset (including a Membership Interest or any portion thereof), a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by operation of Applicable Law.

“Disposing Member” is defined in Section 4.1.

“Dissolution Event” is defined in Section 13.1.

“General Partner Interest” is defined in the Partnership Agreement.

“Governmental Authority” or “Governmental” means any federal, state or local court or governmental or regulatory agency or authority or any arbitration board, tribunal or mediator having jurisdiction over the Company or its assets or Members.

“Group Member” is defined in the Partnership Agreement.

“Group Member Agreement” is defined in the Partnership Agreement.

“Indemnitee” means any of (a) the Members, (b) any Person who is or was an Affiliate of the Company (other than any Group Member), (c) any Person who is or was a member, partner, director, officer, fiduciary or trustee of the Company or any Affiliate of the Company (other than any Group Member), (d) any Person who is or was serving at the request of the Company or any Affiliate of the Company as an officer, director, member, manager, partner, fiduciary or trustee of another Person; provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (e) any Person the Board designates as an “Indemnitee” for purposes of this Agreement.

“Limited Partner” is defined in the Partnership Agreement.

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“Majority Interest” means Membership Interests in the Company entitled to more than 50% of the Membership Ratios.

“Member” means WPTI, as the initial member of the Company, and includes any Person hereafter admitted to the Company as a member as provided in this Agreement, each in its capacity as a member of the Company, but such term does not include any Person who has ceased to be a member of the Company.

“Membership Interest” means, with respect to any Member, that Member’s limited liability company interests in the Company, including its share of the income, gain, loss, deduction and credits of, and the right to receive distributions from, the Company.

“Membership Ratio” means, subject in each case to adjustments in accordance with this Agreement or in connection with Dispositions of Membership Interests, (a) in the case of a Member executing this Agreement as of the date of this Agreement or a Person acquiring such Member’s Membership Interest, the percentage specified for that Member as its Membership Ratio on Exhibit A and (b) in the case of Membership Interests issued pursuant to Section 3.1, the Membership Ratio established pursuant thereto; provided, however, that the total of all Membership Ratios shall always equal 100%.

“Merger Agreement” is defined in Section 14.1.

“Notices” is defined in Section 15.2.

“Officer” or “Officers” is defined in Section 9.1.

“Omnibus Agreement” is defined in the Partnership Agreement.

“Original Limited Liability Company Agreement” is defined in the recitals.

“Partnership” means World Point Terminals, LP, a Delaware limited partnership.

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of the Partnership, to be entered into by the Company, WPTI, and any other Persons who become partners of the Partnership or parties thereto, as it may be further amended or restated, or any successor agreement.

“Partnership Group” is defined in the Partnership Agreement.

“Partnership Interest” is defined in the Partnership Agreement.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” is defined in Section 14.1.

“Special Approval” is defined in the Partnership Agreement.

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“Subsidiary” is defined in the Partnership Agreement.

“Surviving Business Entity” is defined in Section 14.1.

“Tax Matters Member” is defined in Section 11.1.

“Transaction Documents” is defined in the Partnership Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Withdraw,” “Withdrawing” or “Withdrawal” means the resignation of a Member from the Company as a Member. Such terms shall not include any Dispositions of Membership Interests (which are governed by Article IV), even though the Member making a Disposition may cease to be a Member as a result of such Disposition.

“WPT Entities” means WPTI and its Affiliates (other than the Company and the Partnership Group).

“WPTI” means World Point Terminals, Inc., a Delaware corporation.

1.2          Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

Article II

ORGANIZATION

2.1          Formation of Company; Term. The Company is a limited liability company governed by this Agreement and the Act. The Company is an entity separate from the Member, formed by the execution and filing with the Secretary of State of the State of Delaware of the Certificate of Formation of the Company and the entry into the Original Limited Liability Company Agreement. Unless sooner dissolved pursuant to the Act and this Agreement, the Company is to continue in perpetuity. Steven G. Twele, as an “authorized person” within the meaning of the Act, has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware, such execution, delivery and filing being hereby ratified and approved in all respects. Upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware, his powers as an “authorized person” ceased, and, subject to Section 15.5, the Member thereupon became the designated “authorized person” and shall continue as the designated “authorized person” within the meaning of the Act.

2.2          Name. The name of the Company is WPT GP, LLC.

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2.3          Fictitious Business Name Statement; Other Certificates. The Member will, from time to time, register the Company as a foreign limited liability company and file fictitious or trade name statements or certificates in those jurisdictions and offices as the Member considers necessary or appropriate. The Company may do business under any fictitious business names approved by the Member. The Member will, from time to time, file or cause to be filed certificates of amendment, certificates of cancellation or other certificates as the Member considers necessary or appropriate under the Act or under the law of any jurisdiction in which the Company is doing business to establish and continue the Company as a limited liability company.

2.4          Purpose of the Company; Business. The purpose of the Company is to own, acquire, hold, sell, transfer, assign, dispose of or otherwise administer the partnership or other interests in, and act as the general partner or other interest holder of, the Partnership and each other Group Member and to otherwise manage and control the business and affairs of the Partnership Group and to engage in and carry on any lawful business, purpose or activity ancillary or related thereto (including, for the avoidance of doubt, being a limited partner of any Group Member). The Company shall possess and may exercise all of the powers and privileges under the Act or by any other Applicable Law and may perform all things necessary or incidental to, or connected with or growing out of, those activities in accordance with this Agreement.

2.5          Principal Place of Business, Office, and Agent. The principal place of business and mailing address of the Company, and the office where the records required by the Act are maintained, is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105 or at such other location selected, from time to time, by the Member. The registered office of the Company in Delaware is the office of the Company’s registered agent. The Company’s registered agent in Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The Member may, from time to time, change the registered agent or the principal place of business of the Company, without reflecting the change in this Agreement, provided that the Company’s Certificate of Formation is amended, if necessary, to reflect such change.

2.6          Certain Undertakings Relating to Separateness. In carrying out its responsibilities on its own behalf and on behalf of the Partnership Group, the Company:

(a)	shall, and shall cause each Group Member to, (i) observe all limited liability company or limited partnership formalities, as the case may be, and other formalities required by its organizational documents, the laws of the jurisdiction of its formation and other Applicable Law, (ii) engage in transactions with any of the WPT Entities or their respective members, shareholders or partners, as applicable, in conformity with the requirements of the Partnership Agreement and each Group Member Agreement, as applicable, and (iii) subject to the terms of the Omnibus Agreement and any other applicable agreements, promptly pay, from its own funds, and on a current basis, its allocable share of general and administrative services and costs for services performed, and capital expenditures made, by any of the WPT Entities or their respective members, shareholders or partners, as applicable. Each material contract between the Company or a Group Member, on the one hand, and any of the WPT Entities or their respective members, shareholders or partners, as applicable, on the other hand, shall be in writing.

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(b)	shall, and shall cause each Group Member to, conduct their respective businesses and operations separate and apart from those of any other Person (including the WPT Entities), except as provided in this Section 2.6.

(c)	shall, and shall cause each Group Member to, (i) maintain their respective books and records and their respective accounts separate from those of any other Person, (ii) maintain their respective financial records, which will be used by them in their ordinary course of business, showing their respective assets and liabilities separate and apart from those of any other Person, except their consolidated Subsidiaries, and (iii) file their respective own tax returns separate from those of any other Person, except (A) to the extent that such Group Member or the Company (1) is treated as a “disregarded entity” for tax purposes or (2) is not otherwise required to file tax returns under Applicable Law or (B) as may otherwise be required by Applicable Law.

(d)	shall not, and shall cause each Group Member to not, commingle or pool its funds or other assets with those of any other Person, except its consolidated Subsidiaries, and shall maintain its assets in a manner in which it is not costly or difficult to segregate, ascertain or otherwise identify its assets as separate from those of any other Person.

(e)	shall, and shall cause each Group Member to, (i) conduct their respective businesses in their respective own names or in the names of their respective Subsidiaries or the Partnership, (ii) use their or the Partnership’s separate stationery, invoices, and checks, (iii) correct any known misunderstanding regarding their respective separate identities as Group Members from that of any other Person (including the WPT Entities), and (iv) generally hold themselves out as entities separate from any other Person (including the WPT Entities).

(f)	shall not (i) pay its own liabilities from a source other than its own funds, (ii) guarantee or become obligated for the debts of any other Person, except its Subsidiaries or another Group Member, (iii) hold out its credit as being available to satisfy the obligations of any other Person, except its Subsidiaries or another Group Member, (iv) acquire obligations or debt securities of its Affiliates (other than its Subsidiaries or another Group Member), or (v) pledge its assets for the benefit of any Person or make loans or advances to any Person, except its Subsidiaries or another Group Member; provided, however, that the Company may engage in any transaction described in clauses (ii) through (v) of this Section 2.6(f) if prior Special Approval has been obtained for such transaction and either (A) the Conflicts Committee has determined, or has obtained reasonable written assurance from a nationally recognized firm of independent public accountants or a nationally recognized investment banking or valuation firm, that the borrower or recipient of the credit extension is not then insolvent and will not be rendered insolvent as a result of such transaction or (B) in the case of transactions described in clause (iv), such transaction is completed through a public auction or a national securities exchange.

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Failure by the Company to comply with any of the obligations set forth above shall not affect the status of the Company as a separate legal entity, with its separate assets and separate liabilities, or restrict or limit the Company from engaging or contracting with the WPT Entities for the provision of services or the purchase or sale of products, whether under the Omnibus Agreement, any other applicable agreement or otherwise.

Article III

MEMBERSHIP

3.1          Membership Interests; Additional Members. WPTI is the sole Member of the Company. Additional Persons may be admitted to the Company as Members, and Membership Interests may be issued, on such terms and conditions as the existing Members, voting as a single class, may determine at the time of admission. The terms of admission or issuance must specify the Membership Ratios applicable thereto and may provide for the creation of different classes or groups of Members or Membership Interests having different (including senior) rights, powers and duties. The Members may reflect the creation of any new class or group in an amendment to this Agreement, indicating the different rights, powers and duties, and such an amendment shall be approved and executed by the Members in accordance with the terms of this Agreement. Any such admission shall be effective only after such new Member has executed and delivered to the Members and the Company an instrument containing the notice address of the new Member, the new Member’s ratification of this Agreement and agreement to be bound by it.

3.2          Access to Information. Each Member shall be entitled to receive, for any purpose reasonably related to its interest as a Member, any information that it may request concerning the Company; provided, however, that this Section 3.2 shall not obligate the Company to create any information that does not already exist at the time of such request (other than to convert existing information from one medium to another, such as providing a printout of information that is stored in a computer database). Each Member shall also have the right, upon reasonable notice, and at all reasonable times during usual business hours to inspect the properties of the Company and to audit, examine and make copies of the books of account and other records of the Company. Such right may be exercised through any agent or employee of such Member designated in writing by it or by an independent public accountant, engineer, attorney or other consultant so designated. All costs and expenses incurred in any inspection, examination or audit made on such Member’s behalf shall be borne by such Member.

3.3          Liability.

(a)	Except as otherwise provided by the Act, no Member shall be liable for the debts, obligations or liabilities of the Company solely by reason of being a member of the Company.

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(b)	The Company and the Members agree that the rights, duties and obligations of the Members in their capacities as members of the Company are only as set forth in this Agreement and as otherwise arise under the Act. Furthermore, the Members agree that, to the fullest extent permitted by Applicable Law, the existence of any rights of a Member, or the exercise or forbearance from exercise of any such rights, shall not create any duties or obligations of such Member in its capacity as a member of the Company, nor shall such rights be construed to enlarge or otherwise to alter in any manner the duties and obligations of such Member.

3.4          Withdrawal. A Member does not have the right or power to Withdraw.

3.5          Meetings. A meeting of the Members may be called at any time at the request of any Member.

3.6          Action by Consent of Members. Except as otherwise required by Applicable Law or otherwise provided in this Agreement, all decisions of the Members shall require the affirmative vote of the Members owning a majority of Membership Ratios present at a meeting at which a quorum is present in accordance with Section 3.8. To the extent permitted by Applicable Law, the Members may act without a meeting and without notice so long as the number of Members who own the percentage of Membership Ratios that would be required to take such action at a duly held meeting shall have executed a written consent with respect to any such action taken in lieu of a meeting.

3.7          Telephonic Meetings. Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment that permits all persons participating in the meeting to hear each other, and participation of any Member in a meeting by such means will constitute the presence in person of that Member at such meeting.

3.8          Quorum. The Members owning a majority of Membership Ratios, present in person or participating in accordance with Section 3.7, shall constitute a quorum for the transaction of business; provided, however, that, if at any meeting of the Members there shall be less than a quorum present, a majority of the Members present may adjourn the meeting from time to time without further notice. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

Article IV

ADMISSION OF MEMBERS; DISPOSITION OF MEMBERSHIP INTERESTS

4.1          Assignment; Admission of Assignee as Member. Subject to this Article IV, a Member may assign in whole or in part its Membership Interests. An Assignee has the right to be admitted to the Company as a Member, with the Membership Interests (and attendant Membership Ratio) so transferred to such Assignee, only if (a) the Member making the Disposition (a “Disposing Member”) has granted the Assignee either (i) all, but not less than all, of such Disposing Member’s Membership Interests or (ii) the express right to be so admitted and (b) such Disposition is effected in strict compliance with this Article IV. If a Member transfers all of its Membership Interest in the Company pursuant to this Article IV, the resulting admission shall be deemed effective immediately prior to the transfer and, immediately upon such admission, the transferor Member shall cease to be a member of the Company.

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4.2          Requirements Applicable to All Dispositions and Admissions. Any Disposition of Membership Interests and any admission of an Assignee as a Member shall also be subject to the following requirements, and such Disposition (and admission, if applicable) shall not be effective unless such requirements are met:

(a)	Payment of Expenses. The Disposing Member and its Assignee shall pay, or reimburse the Company for, all reasonable costs and expenses incurred by the Company in connection with the Disposition and admission of the Assignee as a Member.

(b)	No Release. No Disposition of Membership Interests shall effect a release of the Disposing Member from any liabilities to the Company or the other Members arising from events occurring prior to the Disposition, except as otherwise may be provided in any instrument or agreement pursuant to which a Disposition of Membership Interests is effectuated.

(c)	Agreement to be Bound. The Assignee shall execute a counterpart to this Agreement or other instrument by which such Assignee agrees to be bound by this Agreement.

Article V

CAPITAL CONTRIBUTIONS

5.1          Initial Capital. Upon the formation of the Company, the Member made a Capital Contribution of $1,000.00 in cash and was issued 100% of the Membership Interests.

5.2          Additional Capital. The Member is not obligated to make additional Capital Contributions, and no Member is obligated to make any Capital Contributions, except as the Members may otherwise expressly agree to in writing.

5.3          Interest. The Members will not be paid interest on Capital Contribution(s).

5.4          Loans. If the Company does not have sufficient cash to pay its obligations, any Member that may agree to do so may advance all or a portion of the required funds to or on behalf of the Company. Any such advance described in this Section 5.4 will constitute a loan from the Member to the Company, will bear interest at a lawful rate determined by the Members from the date of the advance until the day of payment and will not constitute a Capital Contribution.

5.5          Return of Contributions. Except as expressly provided herein, no Member is entitled to the return of any portion of its Capital Contribution(s). An unreturned Capital Contribution is not a liability of the Company or any Member.

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Article VI

DISTRIBUTIONS AND ALLOCATIONS

6.1          Distributions. All distributions by the Company shall be allocated to the Members in proportion to their respective Membership Ratios (at the time the amounts of such distributions are determined) and in such aggregate amounts and at such times as shall be determined by the Members representing a Majority Interest; provided, however, that any loans made by any Member pursuant to Section 5.4 shall be repaid prior to any distributions to the Members pursuant to this Section 6.1. Subject to the limitations set forth in the Act and any other Applicable Law, prior to the dissolution, winding-up and liquidation of the Company, the Member may, in its discretion, direct the Company to make distributions of cash or other property to the Members. Once a Member becomes entitled to receive a distribution, it will have the right to all enforcement remedies permissible under the Act with respect to the distribution.

6.2          Allocations. All items of income, gain, loss and deduction will be allocated to the Members in proportion to their respective Membership Ratios. The Company will keep a record of the Members’ Capital Contributions, the Company’s income, gains, losses and deductions, and its distributions to the Members.

6.3          Limitations on Distributions. Notwithstanding any provision to the contrary in this Agreement, the Company shall not make a distribution to any Member on account of its Membership Interest if such distribution would violate the Act or other Applicable Law.

Article VII

MANAGEMENT

7.1          Management by the Members. The management of the Company is fully reserved to the Members, and the Company shall not have “managers” as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Members, who, except as expressly provided otherwise in this Agreement, shall make all decisions and take all actions for the Company.

7.2          Delegation. Subject to Section 7.4 and without limiting the power and authority of the Members to manage the business and affairs of the Company pursuant to the Act and this Agreement, the Members shall have the power and authority to delegate to one or more other Persons the Members’ rights and power to manage and control the business and affairs, or any portion thereof, of the Company, including to delegate to agents, officers and employees of WPTI or its Affiliates.

7.3          Board of Directors. The Member hereby delegates to the Board of Directors of the Company (the “Board”), to the fullest extent permitted under this Agreement and Applicable Law, all power and authority related to the Company’s management and control of the business and affairs of the Partnership Group.

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7.4          Powers Reserved for the Members. Notwithstanding any provision to the contrary in this Agreement:

(a)	the Members shall have exclusive authority over the internal business and affairs of the Company that do not relate to management and control of the business and affairs of the Partnership Group, and the Board and the Officers shall have no authority to act with respect to any matter that does not relate to the management and control of the business and affairs of the Partnership Group except as may be expressly authorized and directed from time to time by the Members representing a Majority Interest. For illustrative purposes, the internal business and affairs of the Company where the Members shall have exclusive authority include (i) the amount and timing of distributions paid by the Company, (ii) the prosecution, settlement or management of any claim made directly against the Company and not involving or relating to the Partnership Group, (iii) the decision to sell, convey, transfer or pledge any asset of the Company, (iv) the decision to amend, modify or waive any rights relating to the assets of the Company, (v) the voting of, or exercise of other rights with respect to, any Partnership Interests (other than the General Partner Interest) held by the Company or its Affiliates, and (vi) the decision to enter into any agreement to incur an obligation of the Company, other than an agreement entered into for and on behalf of any Group Member for which the Company is liable exclusively by virtue of the Company’s capacity as general partner of the Partnership; and

(b)	without obtaining approval of Members representing a Majority Interest, the Board shall not, and shall not take any action to cause any Group Member to, (i) sell all or substantially all of the assets of the Company or such Group Member, (ii) merge or consolidate, (iii) to the fullest extent permitted by Applicable Law, dissolve or liquidate, (iv) make or consent to a general assignment for the benefit of its respective creditors, (v) file or consent to the filing of any Bankruptcy, or (vi) take various actions similar to those described in any of clauses (i) through (v) of this Section 7.4(b).

Article VIII

BOARD OF DIRECTORS

8.1          Number; Removal and Vacancies.

(a)	Number. The number of Directors constituting the Board shall be fixed from time to time pursuant to a resolution adopted by the Members representing a Majority Interest. A Director need not be a Member. Each Director shall be elected or approved by Members representing a Majority Interest and shall serve as a Director of the Company until his or her successor is duly elected and qualified (or his or her earlier death, resignation or removal from office).

(b)	Removal. Any Director or the entire Board may be removed at any time, with or without cause, by the Members representing a Majority Interest.

(c)	Vacancies. Vacancies and newly created directorships resulting from any increase in the number of Directors shall be filled by the appointment of the Members representing a Majority Interest. Any Director so appointed shall hold office until his or her successor shall be duly elected and qualified (or his or her earlier death, resignation or removal from office).

(d)	Retirement. No Person shall serve as a Director if such Person has attained the age of 73; provided, however, that any Director who also serves on the board of directors of WPTI or any of its Affiliates (other than a Group Member) may serve on the Board through the later of the date that such Director attains the age of 73 and the retirement date imposed by WPTI or such Affiliate.

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8.2          Committees of the Board. In addition to the standing committees referenced below, the Board may establish other committees of the Board and may delegate any of its responsibilities to such other committees, except as prohibited by Applicable Law.

(a)	The membership and chairs of each committee shall be appointed by the Board. The Board shall also make all determinations regarding committee membership qualifications.

(b)	Subject to the phase-in provisions of the New York Stock Exchange, the Board shall have an audit committee comprised exclusively of Audit Committee Independent Directors (the “Audit Committee”). The Audit Committee shall establish a written audit committee charter in accordance with the rules and regulations of the Commission and the New York Stock Exchange or any national securities exchange on which the Common Units are listed from time to time, in each case as amended from time to time.

(c)	The Board shall have a Conflicts Committee comprised exclusively of two or more Conflicts Committee Independent Directors. The Conflicts Committee shall function in the manner described in the Partnership Agreement. Notwithstanding any provision of this Agreement, the Partnership Agreement or any Group Member Agreement or any duty (including any fiduciary duty) otherwise existing at law or in equity, any matter approved by the Conflicts Committee in accordance with the provisions, and subject to the limitations, of the Partnership Agreement, shall not be deemed to be a breach of any duty (including any fiduciary duty) owed by the Board or any Director to the Company or the Members.

(d)	A majority of any committee, present in person or participating in accordance with Section 8.3, shall constitute a quorum for the transaction of business of such committee.

(e)	A majority of any committee may determine its action and fix the time and place of its meetings unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 8.3.

8.3          Meetings.

(a)	Regular and Annual Meetings. Regular and annual meetings of the Board shall be held at such time and place as shall be designated from time to time by resolution of the Board. Notice of such regular and annual meetings shall not be required.

(b)	Special Meetings. A special meeting of the Board may be called at any time at the request of (i) the Chairman of the Board or (ii) a majority of the Directors then in office. Written notice of all special meetings of the Board must be given to all Directors at least two business days prior to any special meeting of the Board.

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(c)	Notices. All notices and other communications to be given to Directors shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service or three days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of an e-mail or facsimile, and shall be directed to the address, e-mail address or facsimile number as such Director shall designate by notice to the Company. A meeting may be held at any time without notice if all the Directors are present or if those not present waive notice of the meeting either before or after such meeting.

(d)	Action by Written Consent. To the extent permitted by Applicable Law, the Board, or any committee of the Board, may act without a meeting and without prior notice so long as a majority of the members of the Board or committee shall have executed a written consent with respect to any action taken in lieu of a meeting.

(e)	Telephonic Meetings. Directors or members of any committee of the Board may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment that permits all persons participating in the meeting to hear each other, and participation of any Director in a meeting by such means will constitute the presence in person of that Director at such meeting.

8.4          Quorum. A majority of all Directors, present in person or participating in accordance with Section 8.3, shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. Except as otherwise required by Applicable Law, all decisions of the Board, or any committee of the Board, shall require the affirmative vote of a majority of all Directors of the Board, or any committee of the Board, respectively. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

8.5          Compensation of Directors. Unless otherwise restricted by the Act or other Applicable Law, the Board shall have the authority to fix the compensation of the Directors. The Directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary or other compensation as a Director. Members of special or standing Board committees may also be paid their expenses, if any, and an additional sum, salary or other compensation for attending Board committee meetings; provided, however, that Directors who are also employees of WPTI or its Affiliates shall receive no compensation for their services as Directors.

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8.6          Responsibility and Authority of the Board; Director Standards of Conduct.

(a)	The Board may exercise only such powers of the Company and do such acts and things as are expressly authorized by this Agreement, the Partnership Agreement or any Group Member Agreement. Notwithstanding any duty (including any fiduciary duty) otherwise existing at law or in equity, any matter approved by the Board in accordance with the provisions, and subject to the limitations of the Partnership Agreement or any Group Member Agreement, shall not be deemed to be a breach of any duties owed by the Board or any Director to the Company or the Members.

(b)	Whenever the Directors (in their respective capacities as such), make a determination or cause the Company to take or decline to take any action relating to the management and control of the business and affairs of the Partnership Group for which the Company or the Directors are required to act in accordance with a particular standard under the Partnership Agreement or any Group Member Agreement, as applicable, then the Directors shall make such determination or cause the Company to take or decline to take such other action in accordance with such standard and, to the fullest extent permitted by Applicable Law, shall not be subject to any other or different standards or duties (including fiduciary duties) imposed by this Agreement, the Partnership Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Act or any other Applicable Law or at equity.

(c)	To the extent that the Directors (in their capacities as such), make a determination or cause the Company to take or decline to take any other action in any circumstance not described in Section 8.6(b) under any express authorization or direction of the Members representing a Majority Interest that may be in effect from time to time, then unless another express standard is provided for in this Agreement or the Partnership Agreement or any Group Member Agreement, the Directors shall make such determination or cause the Company to take or decline to take such other action in the subjective belief that the determination or other action is in the best interest of the Members representing a Majority Interest and, to the fullest extent permitted by law, shall not otherwise be subject to any other or different standards or duties (including fiduciary duties) imposed by this Agreement, the Partnership Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Act or any other Applicable Law or at equity.

8.7          Other Business of Members, Directors and Affiliates.

(a)	The Members, each Director and their respective Affiliates (other than any Group Member) may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business of the Company or the Partnership Group, and the Company, the Partnership Group, the Directors and the Members shall have no rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Company or the Partnership Group, shall not be deemed wrongful or improper, notwithstanding any other provision of this Agreement or any duty otherwise existing at law or in equity.

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(b)	None of the Members, any Director or any of their respective Affiliates (other than any Group Member) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company or a Group Member, shall have any duty to communicate or offer such opportunity to the Company or a Group Member, and such Persons shall not be liable to the Company or the Members for breach of any duty by reason of the fact that such Person pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Company or any Group Member; provided such Members, Director or any of their Affiliates do not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership or any Group Member to such Persons.

Article IX

OFFICERS; CHAIRMAN OF THE BOARD

9.1          Officers and Chairman of the Board. The officers of the Company (each an “Officer” and collectively, the “Officers”) may consist of a Chief Executive Officer, a President, one or more Vice Presidents, a Chief Financial Officer, a General Counsel, a Secretary and such other Officers as the Board may elect or appoint from time to time. Officers are not “managers” as that term is used in the Act. Any number of Officer positions of the Company may be held by the same person. The Board may also elect or appoint from among the Directors a person to act as Chairman of the Board, who shall not be deemed an Officer unless he or she has otherwise been elected or appointed as such. The Chairman of the Board and the Chief Executive Officer must be U.S. citizens. Each Officer shall serve until his or her successor is duly elected and qualified (or his or her earlier death, resignation or removal from office). Any Officer may resign at any time by delivering his or her written resignation to the Board.

9.2          Powers. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IX. The Board may from time to time elect such other Officers or appoint such agents as may be necessary or desirable for the conduct of the business of the Company. Such other Officers and agents shall have such authority and responsibilities and shall hold their offices for such terms as shall be provided in this Agreement or as may be prescribed by the Board (or, with respect to matters that do not relate to the management and control of the business and affairs of the Partnership Group, as expressly authorized by the Members representing a Majority Interest pursuant to Section 7.4(a)) from time to time.

(a)	Chairman of the Board. The Chairman of the Board shall preside, if present, at all meetings of the Board and of the Limited Partners of the Partnership and shall perform such additional functions and duties as the Board may prescribe from time to time.

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(b)	Chief Executive Officer. The Chief Executive Officer, who may also be the Chairman of the Board and/or the President, shall have general supervision and control of the affairs, business, operations and properties of the Company and, subject to the control of the Board, shall see that all orders and resolutions of the Board and the Members are carried into effect and shall have the power to appoint and remove all subordinate officers and agents of the Company to the extent such subordinate officers and agents have not been appointed by the Board. The Chief Executive Officer may sign deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by this Agreement to some other Officer or agent of the Company, or shall be required by Applicable Law to be otherwise signed and executed. The Chief Executive Officer shall also perform all duties and have all powers incident to the office of Chief Executive Officer and perform such other duties and may exercise such other powers as may be assigned by this Agreement or prescribed by the Board from time to time.

(c)	President. The President shall, subject to the control of the Board and the Chief Executive Officer, in general, supervise and control all of the business and affairs of the Company. The President shall preside at all meetings of the Members. The President may sign any deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by this Agreement to another Officer or agent of the Company, or shall be required by Applicable Law to be otherwise signed and executed. The President shall also perform all duties and have all powers incident to the office of President and perform such other duties and may exercise such other powers as may be delegated by the Chief Executive Officer or as may be prescribed by the Board from time to time.

(d)	Vice Presidents. Any Executive Vice President, Senior Vice President and Vice President, in the order of seniority, unless otherwise determined by the Board, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. Such Vice Presidents shall, subject to the control of the Board, also perform the usual and customary duties and have the powers that pertain to such office and generally assist the President by executing contracts and exercising such other powers and performing such other duties as are delegated to them by the Chief Executive Officer or the President, or as may be prescribed by the Board from time to time.

(e)	Chief Financial Officer. The Chief Financial Officer shall perform all duties and have all powers incident to the office of the Chief Financial Officer and, subject to the control of the Board, in general have overall supervision of the financial operations of the Company. The Chief Financial Officer shall receive and deposit all moneys and other valuables belonging to the Company in the name and to the credit of the Company and shall disburse the same and only in such manner as the Board or the appropriate Officer, as applicable, may from time to time determine. The Chief Financial Officer shall render to the Board, the Members (for any purpose reasonably related to their interests as Members), the Chief Executive Officer and the President, whenever any of them so request, an account of all of his or her transactions as Chief Financial Officer and of the financial condition of the Company, and shall perform such other duties and may exercise such other powers as may be delegated by the Chief Executive Officer or the President, or as may be prescribed by the Board from time to time.

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(f)	General Counsel. The General Counsel shall be the principal legal Officer of the Company. The General Counsel shall, subject to the control of the Board, have general direction of and supervision over the legal affairs of the Company and shall advise the Board or the Members, as applicable, and the Officers on all legal matters. The General Counsel shall perform such other duties and may exercise such other powers as may be delegated by the Chief Executive Officer or the President, or as may be prescribed by the Board from time to time.

(g)	Secretary. The Secretary shall keep or cause to be kept, in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board, the Members and the Limited Partners. The Secretary shall see that all notices are duly given in accordance with the provisions of this Agreement or the Partnership Agreement or any other Group Member Agreement, as applicable, and as required by Applicable Law, shall be custodian of the records and the seal of the Company (if any) and affix and attest the seal (if any) to all documents to be executed on behalf of the Company under its seal, shall see that the books, reports, statements, certificates and other documents and records required by Applicable Law to be kept and filed are properly kept and filed and in general shall perform all duties and have all powers incident to the office of Secretary and perform such other duties and may exercise such other powers as may be delegated by the Chief Executive Officer or the President, or as may be prescribed by the Board from time to time.

9.3          Responsibility and Authority of Officers; Officer Standards of Conduct.

(a)	The Officers may exercise only such powers of the Company and do such acts and things as are expressly authorized or delegated by this Agreement, the Partnership Agreement or any Group Member Agreement or by the Board. Notwithstanding any duty (including any fiduciary duty) otherwise existing at law or in equity, any matter approved by the Board in accordance with the provisions, and subject to the limitations, of this Agreement, the Partnership Agreement or any Group Member Agreement, shall not be deemed to be a breach of any duties owed by any Officer to the Company or the Members.

(b)	Whenever the Officers (in their capacities as such) make a determination or cause the Company to take or decline to take any action relating to the management and control of the business and affairs of the Partnership Group for which the Company is required to act in accordance with a particular standard under the Partnership Agreement or any Group Member Agreement, as applicable, then the Officers shall make such determination or cause the Company to take or decline to take such other action in accordance with such standard and, to the fullest extent permitted by Applicable Law, shall not be subject to any other or different standards or duties (including fiduciary duties) imposed by this Agreement, the Partnership Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Act or any other Applicable Law or at equity.

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(c)	To the extent that the Officers (in their capacities as such) make a determination or cause the Company to take or decline to take any other action in any circumstance not described in Section 9.3(b), then unless another express standard is provided for in this Agreement or the Partnership Agreement or a Group Member Agreement, the Officers shall make such determination or cause the Company to take or decline to take such other action in the subjective belief that the determination or other action is in the best interest of the Members representing a Majority Interest and, to the fullest extent permitted by law, shall not otherwise be subject to any other or different standards or duties (including fiduciary duties) imposed by this Agreement, the Partnership Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Act or any other Applicable Law or at equity.

9.4          Removal and Vacancies. Any Officer may be removed at any time, with or without cause, by the Board. Vacancies and newly created Officer positions shall be filled by the Board. Any Officer appointed to fill any vacancy shall hold office until his or her successor shall be duly elected and qualified (or his or her earlier death, resignation or removal from office).

Article X

INDEMNITY AND LIMITATION OF LIABILITY

10.1        Indemnification.

(a)	To the fullest extent permitted by Applicable Law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Company; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct (including a willful breach of this Agreement) or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided further, that no indemnification pursuant to this Section 10.1 shall be made available to any of the Company’s Affiliates (other than a Group Member), or to any other Indemnitee, with respect to any such Affiliate’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 10.1 shall be made only out of the assets of the Company, it being agreed that the Members shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate such indemnification.

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(b)	To the fullest extent permitted by Applicable Law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 10.1(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 10.1, the Indemnitee is not entitled to be indemnified upon receipt by the Company of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 10.1.

(c)	The indemnification provided by this Section 10.1 is in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)	The Company may purchase and maintain (or reimburse its Affiliates for the cost of) insurance on behalf of the Indemnitees, the Company and its Affiliates and such other Persons as the Company shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Company’s activities or such Person’s activities on behalf of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e)	For purposes of this Section 10.1, the Company shall be deemed to have requested an Indemnitee to serve as a fiduciary of an employee benefit plan whenever the performance by it of its duties to the Company also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to Applicable Law shall constitute “fines” within the meaning of Section 10.1; and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose subjectively believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Company.

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(f)	In no event may an Indemnitee subject the Members to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)	An Indemnitee shall not be denied indemnification in whole or in part under this Section 10.1 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)	The provisions of this Section 10.1 are for the benefit of the Indemnitees, their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i)	No amendment, modification or repeal of this Section 10.1 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Company, nor the obligations of the Company to indemnify any such Indemnitee under and in accordance with the provisions of this Section 10.1 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

(j)	TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND SUBJECT TO SECTION 10.1(a), THE PROVISIONS OF THE INDEMNIFICATION PROVIDED IN THIS SECTION 10.1 ARE INTENDED BY THE PARTIES TO APPLY EVEN IF SUCH PROVISIONS HAVE THE EFFECT OF EXCULPATING THE INDEMNITEE FROM LEGAL RESPONSIBILITY FOR THE CONSEQUENCES OF SUCH PERSON’S NEGLIGENCE, FAULT OR OTHER CONDUCT.

10.2        Liability of Indemnitees.

(a)	Notwithstanding anything to the contrary set forth in this Agreement, the Partnership Agreement or any Group Member Agreement, no Indemnitee shall be liable for monetary damages to the Company, the Members or any other Person bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, with respect to the matter in question, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct (including a willful breach of this Agreement) or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

(b)	Subject to any limitations set forth in Articles VII and VIII, the Board and any committee thereof or Members representing a Majority Interest, as applicable, may exercise any of the powers granted to it or them by this Agreement and perform any of the duties imposed upon it or them hereunder either directly or by or through the Company’s Officers or agents, and neither the Board nor any committee thereof nor such Members shall be responsible for any misconduct or negligence on the part of any such Officer or agent appointed in good faith by the Board.

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(c)	Except as expressly set forth in this Agreement, no Member or any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Company or any Member, notwithstanding any duty otherwise existing at law or in equity, and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the Members or any other Indemnitee otherwise existing under Applicable Law or in equity, are agreed by the Members to replace such other duties and liabilities of the Members and such other Indemnitee.

(d)	No amendment, modification or repeal of this Section 10.2 or any provision hereof shall in any manner affect the limitations on the liability of any Indemnitee under this Section 10.2 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Article XI

TAXES

11.1        Taxes. Members representing a Majority Interest shall, if necessary, from time to time designate a Member to act as the “tax matters partner” under Section 6231 of the Code, subject to replacement by the Members representing a Majority Interest (such Member, the “Tax Matters Member”). The initial Tax Matters Member will be WPTI. The Tax Matters Member shall prepare and timely file (on behalf of the Company) all state and local tax returns, if any, required to be filed by the Company. The Company shall bear the costs of the preparation and filing of its returns. The Company and the Members acknowledge that for federal income tax purposes, the Company will be disregarded as an entity separate from the Members pursuant to Treasury Regulation § 301.7701-3 as long as all of the Membership Interests in the Company are owned by a sole Member.

Article XII

BOOKS; RECORDS; REPORTS AND BANK ACCOUNTS

12.1        Maintenance of Books. The Company shall keep or cause to be kept at the principal office of the Company or at such other location approved by the Board complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company’s business, minutes of the proceedings of the Board and the Members and any other books and records that are required to be maintained by Applicable Law. The books of account of the Company shall be maintained on the basis of a fiscal year that is the calendar year and on an accrual basis in accordance with United States generally accepted accounting principles, consistently applied.

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12.2        Reports. The Company shall cause to be prepared and delivered to each Member such reports, forecasts, studies, budgets and other information as the Members may reasonably request from time to time.

12.3        Bank Accounts. Funds of the Company shall be deposited in such banks or other depositories as shall be designated from time to time by Members representing a Majority Interest. All withdrawals from any such depository shall be made only as authorized by the Board or Members representing a Majority Interest, as applicable, and shall be made only by check, wire transfer, debit memorandum or other written instruction.

Article XIII

DISSOLUTION; WINDING-UP; TERMINATION AND CONVERSION

13.1        Dissolution.

(a)	The Company shall dissolve and its affairs shall be wound up on the first to occur of the following events (each a “Dissolution Event”): (i) the unanimous consent of the Members; (ii) entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act; and (iii) at any time there are no Members of the Company, unless the Company is continued in accordance with the Act or this Agreement.

(b)	No other event shall cause a dissolution of the Company.

(c)	Upon the occurrence of any event that causes there to be no Members of the Company, to the fullest extent permitted by Applicable Law, the personal representative of the last remaining Member is hereby authorized to, and shall, within 90 days after the occurrence of the event that terminated the continued membership of such Member in the Company, agree in writing (i) to continue the Company and (ii) to the admission of the personal representative or its nominee or designee, as the case may be, as a substitute Member of the Company, effective as of the occurrence of the event that terminated the continued membership of such Member in the Company.

(d)	Notwithstanding any other provision of this Agreement, the Bankruptcy of a Member shall not cause such Member to cease to be a member of the Company and, upon the occurrence of such an event, the Company shall continue without dissolution.

13.2        Winding-Up and Termination.

(a)	On the occurrence of a Dissolution Event, the Members shall act as, or alternatively appoint, a liquidator (which shall be the “liquidating trustee” for purposes of the Act). The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding-up shall be borne as a Company expense. The steps to be accomplished by the liquidator are as follows: (i) as promptly as possible after dissolution and again after final winding-up, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities, and operations through the last day of the month in which the dissolution occurs or the final winding-up is completed, as applicable; (ii) subject to the Act, the liquidator shall satisfy from Company funds all of the debts, liabilities and obligations of the Company, including all expenses incurred in winding-up, or otherwise make adequate provision for payment and satisfaction thereof (including the establishment of a cash escrow fund for contingent, conditional and unmatured liabilities in such amount and for such term as the liquidator may reasonably determine); and (iii) all remaining assets of the Company shall be distributed to the Members in accordance with Section 6.1.

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(b)	The distribution of cash or property to a Member in accordance with the provisions of this Section 13.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of all the Company’s property, and constitutes a compromise to which all Members have consented pursuant to Section 18-502(b) of the Act. To the extent that a Member returns funds to the Company, such Member shall have no claim against any other Member for those funds.

13.3        Deficit Capital Accounts. No Member will be required to pay to the Company, to any other Member or to any third party any deficit balance that may exist from time to time in the Member’s capital account.

13.4        Certificate of Cancellation. On completion of the winding-up of the Company as provided herein and under the Act, the Members (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Delaware and take such other actions as may be necessary to terminate the existence of the Company. Upon the filing of such certificate of cancellation, the existence of the Company shall terminate, except as may be otherwise provided by the Act or by Applicable Law.

Article XIV

MERGER; CONSOLIDATION OR CONVERSION

14.1        Authority. Subject to compliance with Section 7.4, the Company may merge or consolidate with one or more domestic or foreign corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), or convert into any such domestic or foreign entity, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article 14. The surviving entity to any such merger, consolidation or conversion is referred to herein as the “Surviving Business Entity.”

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14.2        Procedure for Merger; Consolidation or Conversion.

(a)	The merger, consolidation or conversion of the Company pursuant to this Article 14 requires the prior approval of Members representing a Majority Interest and compliance with this Section 14.2.

(b)	If Members representing a Majority Interest shall determine to consent to a merger or consolidation, then Members representing a Majority Interest shall approve the Merger Agreement, which shall set forth: (i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate; (ii) the name and jurisdiction of formation or organization of the Surviving Business Entity that is to survive the proposed merger or consolidation; (iii) the terms and conditions of the proposed merger or consolidation; (iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered; (v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation, limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation; (vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.3 or a later date specified in or determinable in accordance with the Merger Agreement; provided, however, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein; and (vii) such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the Members representing a Majority Interest.

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(c)	If Members representing a Majority Interest shall determine to consent to a conversion of the Company, then Members representing a Majority Interest shall approve and adopt a Plan of Conversion containing such terms and conditions that Members representing such Majority Interest determine to be necessary or appropriate.

14.3        Certificate of Merger; Consolidation or Conversion.

(a)	Upon approval by Members representing a Majority Interest of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger, consolidation or conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Act and shall have such effect as provided under the Act or other Applicable Law.

(b)	A merger, consolidation or conversion effected pursuant to this Article 14 shall not (i) to the fullest extent permitted by Applicable Law, be deemed to result in a transfer or assignment of assets or liabilities from one entity to another having occurred or (ii) require the Company (if it is not the Surviving Business Entity) to wind up its affairs, pay its liabilities or distribute its assets as required under Article 13 of this Agreement or under the applicable provisions of the Act.

Article XV

GENERAL PROVISIONS

15.1        Offset. Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

15.2        Notices. Except as otherwise provided in this Agreement, all notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served by hand delivery, delivered by reputable air courier service with charges prepaid, or transmitted by facsimile or electronic mail, addressed to the address such party shall have specified most recently by written notice. Notice shall be deemed given on the second Business Day following the date of delivery to the air courier, in the case of delivery by air courier. Notice shall be deemed given on the date of service if personally served or the date of transmission if transmitted by facsimile or electronic mail.

15.3        Entire Agreement; Superseding Effect. This Agreement constitutes the entire agreement of the Members relating to the Company and the transactions contemplated hereby, and supersedes all provisions and concepts contained in all prior contracts or agreements of the Member with respect to the Company, whether oral or written, including the Amended and Restated Limited Liability Company Agreement of the Company.

15.4        Effect of Waiver or Consent. Except as otherwise provided in this Agreement, a waiver or consent, express or implied, to or of any breach or default by any Member in the performance by that Member of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Member of the same or any other obligations of that Member with respect to the Company. Except as otherwise provided in this Agreement, failure on the part of a Member to complain of any act of any Member or to declare any Member in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Member of its rights with respect to that default until the applicable statute-of-limitations period has run.

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15.5        Amendment or Restatement. This Agreement may be amended or restated only by a written instrument executed by all Members; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, each Member agrees that the Board, without the approval of any Member, may amend any provision of the Company’s Certificate of Formation and this Agreement, and may authorize any Officer to execute, swear to, acknowledge, deliver, file and record any such amendment and whatever documents may be required in connection therewith, to reflect any change that does not require consent or approval (or for which such consent or approval has been obtained) under this Agreement or does not materially adversely affect the rights of the Members.

15.6        Binding Effect. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective successors and permitted assigns.

15.7        Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any mandatory, non-waivable provision of the Act, such provision of the Act shall control. If any provision of the Act may be varied or superseded in a limited liability company agreement (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Member or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Members or circumstances is not affected thereby and the Members shall negotiate in good faith to replace that provision with a new provision that is valid and enforceable and that puts the Members in substantially the same economic, business and legal position as they would have been in if the original provision had been valid and enforceable.

15.8        Venue. Any and all claims, suits, actions or proceedings arising out of, in connection with or relating in any way to this Agreement shall be exclusively brought in the Court of Chancery of the State of Delaware (or, to the extent the Court of Chancery lacks jurisdiction, any other state court in the State of Delaware). Each party hereto unconditionally and irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent the Court of Chancery lacks jurisdiction, any other state court in the State of Delaware) with respect to any such claim, suit, action or proceeding and, to the fullest extent permitted by law, waives any objection that such party may have to the laying of venue of any claim, suit, action or proceeding in the Court of Chancery (or other state court) of the State of Delaware.

15.9        Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

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15.10      Waiver of Certain Rights. Each Member, to the fullest extent permitted by Applicable Law, irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

15.11      Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument. To the fullest extent permitted by Applicable Law, the use of facsimile signatures and signatures delivered by email in portable document format affixed in the name and on behalf of a party is expressly permitted by this Agreement.

*  *  *

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IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed as of the date first above written.

World Point Terminals, Inc.

By:	/s/ Steven G. Twele
Name:	Steven G. Twele
Title:	Vice President & CFO

Signature Page to WPT GP, LLC Limited Liability Company Agreement

EXHIBIT A

MEMBERS

Member	Membership Ratio

World Point Terminals, Inc.	100%

Signature Page to WPT GP, LLC Limited Liability Company Agreement